
Acme United Corporation

To our fellow shareholders:

Acme United delivered record sales and earnings in 2025. It was not easy, but we did better than we ever have. Our net sales were $196.5 million. Net income was $10.2 million and earnings per share were $2.49.

When high global tariffs were announced in April 2025, our customers scrambled. They delayed and cancelled retail promotions, opted to have no stock rather than import items for losses, and searched for new lower cost sources. We had purchased extra inventory at the end of 2024 in anticipation of some increased tariff levels and supplied our regular customers with their planned orders.

Our team in the U.S. and Asia reacted quickly. When the Chinese tariffs for our products were reduced from 145% to 30% in late April, we put over 50 containers on the water within days. We worked with our suppliers to open new factories in Vietnam, Thailand, and Malaysia. We increased our production in India and Egypt. We negotiated cost reductions from our suppliers, obtained lower freight rates, gained productivity from savings from our domestic plants, and increased prices modestly. Our team supported our customers and delivered.

There were many highlights in 2025:

Our first aid team introduced a patented automatic replenishment system for refills. This product senses components that were used, lost, or became obsolete in an industrial first aid kit and automatically generates replenishment orders. A typical customer will save 30% to 50% - and sometimes more - over traditional van-based delivery.

The Westcott team expanded our market share of cutting tools, particularly in the craft market. We used our patented, non-stick technology to develop differentiated products to work with tapes, glues, and sticky substances. We also increased our line of ceramic tools to safely cut and open boxes, and increased sales of our industrial cutting tools.

We invested in robotics in 3 sites in the U.S. to assemble refills for first aid components. These investments in the recurring portion of our first aid business are generating savings and improving product quality. We installed new software to optimize inventory placement in our large warehouse in Rocky Mount, NC. We then streamlined the process flow of inventory and purchased drones to do nightly inventory reconciliation.

Acme United purchased a 78,000 sq. ft. plant on 12 acres in Mt. Pleasant, TN for approximately $6.0 million. This facility will expand production of our Spill Magic cleanup products, bodily fluid kits, and blood-borne pathogen kits. We are moving into the facility in the first quarter of 2026 and have just ordered new automated processing equipment.

We continued to purchase advanced production equipment for our Med-Nap facility in Brooksville, FL to produce medical grade alcohol prep pads, antiseptic wipes, and other items used in our first aid kits. We are building a microbiology lab, expanding our quality assurance team, and preparing our documentation and controls to be a serious domestic supplier to the broader medical market in the U.S.

In January 2026, we purchased My Medic which is the leading direct-to- consumer supplier of advanced first aid and bleed control products in the U.S. It has over 500,000 social media followers, and a product line that we hope to expand. The company had revenues of approximately $19.0 million in 2025, and the purchase price was $18.6 million

Our first aid business in Canada grew strongly. We gained share in the industrial and retail sectors, and continued expansion of our ecommerce business. Sales of Hawk Tree Solutions, which was acquired out of bankruptcy in late 2023, exceeded our expectations.

In Europe, we expanded our market share in cutting despite an overall weak economy. We acquired a direct-to-consumer supplier of cutting and sharpening tools in October 2025; annual sales were approximately $2.0 million, and the purchase price was $1.6 million. In our first aid segment in Europe, we expanded the marketing and sales team, improved product sourcing costs, and began to expand aggressively.

As we move into 2026, we see growth in our first and aid and medical segment, and a return to more normal merchandising and promotion in the retail market. We are excited about the investments we have made in our domestic production and our expanded international sourcing. And we believe we are very well positioned as we enter 2026.

We thank our management team and associates for their work and our shareholders for their support.

Sincerely,

Brian S. Olschan
President and CEO

Walter C. Johnsen
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _____ to _____

Commission file number: <u>01-07698</u>

ACME UNITED CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Connecticut	**06-0236700**
State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
1 Waterview Drive, Shelton, Connecticut	**06484**
Address of Principal Executive Offices	Zip Code

Registrant's telephone number, including area code: **(203) 254-6060**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
$2.50 par value Common Stock	**ACU**	**NYSE American**

Securities registered pursuant to Section 12 (g) of the Act: <u>None</u>

(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller Reporting Company ☒
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. YES ☒   NO ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) . YES ☐   NO ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $138,208,393.

Registrant had 3,808,225 shares of its $2.50 par value Common Stock outstanding as of March 6, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

(1)   Certain portions of the Company's Proxy Statement for the Annual Meeting scheduled for April 27, 2026 are incorporated into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, in Part III.

PART I

Item 1. Business

Overview

Acme United Corporation, a Connecticut corporation (together, with its subsidiaries, the "Company"), is a leading worldwide supplier of innovative first aid and medical products and cutting technology to the school, home, office, hardware, sporting goods and industrial markets. Its principal products sold across all segments are first aid kits and medical products, scissors, shears, knives, and sharpening tools. The Company sells its products primarily to mass market and e-commerce retailers, industrial distributors, wholesale, contract and retail stationery distributors, office supply superstores, sporting goods stores, and hardware chains.

The Company's operations are in the United States, Canada, Europe (located in Germany) and Asia (located in Hong Kong and China). The operations in the United States, Canada and Europe are primarily involved in product development, marketing, sales, administrative, manufacturing and distribution activities. The operations in Asia consist of sourcing, product development, production planning, quality control and sales activities. Total net sales in 2025 were $196.5 million. The Company was organized as a partnership in l867 and incorporated in l882 under the laws of the State of Connecticut.

The Company sources most of its products from suppliers located outside the United States, primarily in Asia. In recent years, as a result of acquisitions, the amount of first aid and medical products produced in North America has been increasing substantially. The components for first aid kits are sourced from both U.S. and international suppliers. The Company assembles its first aid kits at its facilities in the following locations:

- Vancouver, WA,

- Rocky Mount, NC,

- Keene, NH

- Laval, Canada

The Company has additional manufacturing facilities in the U.S. as follows:

- La Vergne, TN - Spill Magic products

- Santa Ana, CA - Spill Magic products

- Marlborough, MA - DMT sharpening tools

- Brooksville, FL - Med-Nap alcohol and benzalkonium chloride non-alcohol (BZK) wipes.

Recent Accomplishments and Initiatives

Quantitative Achievements

 In 2025, the Company's key financial accomplishments included the following:

- Sales Growth – Average annual growth rate over eleven years of 7%.

- Strong Financial Position – In recent years the Company has significantly reduced bank debt to provide at December 31, 2025, approximately $53 million of availability under its $65 million credit facility. This strong liquidity will allow the Company to fund acquisitions and growth.

- Dividend Increase - Increase in the quarterly dividend from $.02 per share in 2004 to $.16 per share in 2025 – an eight-fold increase.

Business and Operational Milestones and Achievements

- Diversification of Product Lines – During the past nine years, sales of first aid and medical products have grown to approximately 66% of total sales. As a result, we have broadened our customer and revenue base.

- Cutting Acquisition – On October 1, 2025, the Company acquired a line of cutting and sharpening tools in Germany with annual revenue of approximately $2 million.

- <u>First Aid Acquisition</u> – In 2025, the Company successfully negotiated the acquisition of the assets of My Medic. The transaction closed on January 15, 2026. My Medic is a leading supplier of tactical, trauma and emergency response products with annual revenue of approximately $19 million.

- <u>Product Innovation</u> – In 2025, we introduced new first aid bar code scanning technology that expedites replenishment, ensuring OSHA compliance.

- <u>Cost Reduction Initiatives</u> – In 2025, the Company invested in robotics in three of its manufacturing and distribution facilities which has already improved productivity. Additionally, the Company invested in equipment to automate its Spill Magic powder manufacturing process; the project is expected to be completed in 2026.

- <u>Capacity Expansion</u> - In 2025, the Company purchased a 77,000 square foot manufacturing and distribution center in Mt. Pleasant, Tennessee for its growing Spill Magic absorbent business.

Principal Products

The Company markets and sells under two main product categories: i) first aid and medical; and ii) cutting and sharpening. The first aid and medical category includes first aid and safety products (First Aid Only®, PhysiciansCare®, Pac-Kit®, Spill Magic®, First Aid Central®, Med-Nap, Safety Made, Elite and My Medic brands). The cutting and sharpening categories include school, home and office products (Westcott® brand), and hardware, industrial and sporting goods products (Clauss® and DMT® brands).

FIRST AID AND MEDICAL

First Aid Only

The First Aid Only brand offers first aid and medical products that meet regulatory requirements for a broad range of industries. The Smart Compliance® first aid system is an effective solution for maintaining compliance with the American National Standards Institute (ANSI) standards. The Company's SafetyHub App technology digitizes the replenishment process for a broad range of first aid components and provides data analytics to manage costs. Our next generation SmartCompliance Complete™ offers a modular system that addresses first aid, bloodborne pathogen, bleed control, eyewash and OTC medication requirements for the most challenging workplace environments.

PhysiciansCare

The PhysiciansCare brand offers a variety of portable eyewash solutions and over-the counter medications, including the active ingredients aspirin, acetaminophen and ibuprofen.

Spill Magic

Spill Magic is a leader in bodily fluid and spill clean-up solutions with a lightweight, absorbent powder that quickly encapsulates a spill. The Spill Response System provides all the necessary tools to effectively clean up spills, saving time, money and reducing slip & fall accidents in various venues, including grocery, retail, and big box stores; food service & hotel chains; municipal facilities; and industry-specific distributors in the U.S.

First Aid Central

First Aid Central has been a provider and manufacturer of a wide variety of first aid kits since 2007. The first aid kits facilitate compliance by Canadian businesses with federal & provincial first aid and medical regulations through their wide variety of first aid kits, refills, and safety supplies, including CPR kits, burn kits, and automotive and emergency first aid kits.

Med-Nap

Med Nap, at our Brooksville, Florida facility, manufactures medical grade products, including alcohol prep pads and benzalkonium chloride antiseptic wipes. Due to its domestic manufacturing facility, Med-Nap provides to the Company vertical integration advantages including shorter delivery times, lower total costs, and a U.S. source of supply during potential future healthcare challenges. The facilities offer a platform for future product expansion.

Safety Made

Safety Made is a leading manufacturer of first aid kits for the promotional products industry.

Elite First Aid

Elite is a leading supplier of tactical, trauma, emergency response and bleed control products.

My Medic

My Medic is a leading supplier of tactical, trauma and emergency response products, primarily in the direct-to-consumer channel.

CUTTING AND SHARPENING

School, Home and Office

Westcott

Westcott, with a history of quality dating back to 1872, provides innovative cutting and measuring products for the school, home and office as well as industrial safety cutting. Principal products under the Westcott brand include scissors, rulers, pencil sharpeners, paper trimmers, safety cutters, lettering products, glue guns and other craft products. Westcott is one of the leading scissor and ruler brands in North America. Many of the Westcott branded cutting products feature patented titanium bonding and proprietary non-stick coatings, making the blades more than three to six times harder than stainless steel as well as reducing friction and corrosion.

We continue to expand our catalog of craft items with patented new technologies, handle designs and construction that has driven Westcott to be a leader in fashionable and functional solutions for students and adults. In addition, Westcott continues to build on its cutting line with an expanded assortment of ceramic safety knives which include new features, allowing its customers to remain safer on the job.

Hardware, Industrial and Sporting Goods

Clauss

Clauss, with its roots dating back to 1877, offers a line of quality cutting tools for professionals in the hardware & industrial, floral, sewing and housewares channels. Many of the Clauss products are enhanced with the Company's patented titanium and proprietary non-stick coatings. Clauss was the first to innovate and apply industrial Carbide materials to steel cutting blades, significantly improving cutting performance and edge-retention for hardware applications.

DMT

Diamond Machining Technology (DMT) was founded in 1976 by aerospace engineers and is a leader in abrasive technologies for knives, scissors, chisels, router bits, chain saws, skis, skates and many other edges. DMT products use a proprietary process bonding finely dispersed micro-monocrystalline diamonds to the surfaces of sharpeners. DMT is well known for providing diamond sharpeners with the flattest sharpening surface, greatest concentrated amount of diamonds and the highest quality diamonds per sharpener. In 2023, DMT launched a broad assortment of products that provide simple sharpening solutions to the consumer and create enthusiasm surrounding the sharpening category. The EdgeSharp product assortment features an entirely new line of sharpeners that are easy to use while providing a safe sharpening experience. Today, DMT continues to innovate its sharpening assortment with sharpening solutions for the home consumer while continuing to provide the very best in professional sharpening solutions. In 2024, we expanded into the home and culinary markets with a wide variety of tools, including versatile countertop pull-through sharpeners. In 2026, we will launch a comprehensive DMT line of powered sharpening solutions.

Intellectual Property

The Company owns many patents and trademarks that are important to its business. The Company's success depends in part on its ability to maintain patent protection for its products, to preserve its proprietary technology and to operate without infringing upon the patents or proprietary rights of others. The Company generally files patent applications in the United States and foreign countries where patent protection for its technology is appropriate and available.

The Company also considers its trademarks important to the success of its business. The more significant trademarks include Westcott, Clauss, PhysiciansCare, First Aid Only, DMT, Pac-Kit, Spill Magic and First Aid Central.

Patents and trademarks are amortized over their estimated useful lives. The weighted average amortization period remaining for intangible assets at December 31, 2025 was 7 years.

Product Distribution; Major Customers

Independent manufacturer representatives and direct sales are primarily used to sell the Company's line of consumer products to mass market, e-commerce retailers, industrial distributors, wholesale, contract and retail stationery distributors, office supply super stores, school supply distributors, and hardware chains. The Company also sells its products directly to consumers through its own websites. The Company had two customers in 2025 and 2024, respectively, that individually exceeded 10% of consolidated net sales. Net sales to each of these two customers were approximately 13% of consolidated net sales in 2025 and 14% and 13% in 2024.

Accounts Receivable

As of December 31, 2025, the Company had three customers each of which represented 10% or more of total trade receivables. Accounts receivables from these three customers were approximately 17%, 13%, and 11% of consolidated accounts receivable. As of December 31, 2024, the Company had three customers that individually represented 10% or more of total trade receivables, which accounted for 11%, 16%, and 15%, respectively, of total receivables. Loss of a major customer could result in a decrease in the Company's future sales and earnings.

Competition

The Company competes with many companies in each market and geographic area. The Company believes that the principal points of competition in these markets are product innovation, quality, price, merchandising, design and engineering capabilities, product development, timeliness and completeness of delivery, conformity to customer specifications and post-sale support. The major competitors in the first aid and safety category are Honeywell and Cintas. The major competitors in the cutting category are 3M and Fiskars Corporation.

Seasonality

Traditionally, the Company's sales of its cutting, sharpening and measuring products are stronger in the second and third quarters and weaker in the first and fourth quarters of the fiscal year, due to the seasonal nature of the Westcott back-to-school market.

FDA Regulation

Most of our first aid and medical products and related facilities are regulated by the United States Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act ("FDCA"), as well as by other domestic and international regulatory authorities. Our first aid kits, many components of the kits and first aid kit refills are regulated as medical devices under the FDCA; other components of the kits are classified as drugs. We source the components of our first aid kits (other than our Med-Nap products) from third-party suppliers which themselves are subject to FDA regulation.

Under the FDCA, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Class I devices are subject to general controls that include regulation of sourcing, labeling, packaging, storage, marketing and distribution, as well as regulations requiring facility registration. We have three facilities registered with the FDA, all within the United States, in which we assemble first aid kits and package refills for first aid kits.

Our medical devices consist primarily of Class I devices and Unclassified devices. Our unclassified devices are first aid kits containing over-the-counter (OTC) drugs, such as analgesics and anti-inflammatory drugs. Importantly, these devices do not require premarket clearance by the FDA.

Certain of our first aid kits also include alcohol prep pads, hand sanitizing wipes and antiseptic wipes, some of which are also sold separately. These items are deemed to be drugs under FDA regulations and, along with the US facility producing them, are subject to FDA regulations which establish standards for safety and effectiveness.

Compliance with Environmental Laws

The Company believes that it is in compliance with applicable environmental laws. The Company anticipates that no material adverse financial impact will result from compliance with current environmental rules and regulations.

Employees and Human Capital Considerations

The Company views its human capital as its most important asset. As of December 31, 2025, the Company employed 649 people, all of whom are full time and none of whom is covered by union contracts. Employee relations are considered good and the Company is not aware of any material work force issues.

Culture and Diversity

The Company's workforce represents nearly all demographics, with diversity in age, race, ethnicity, and gender. Historically, the Company's standard recruiting and hiring initiatives have created a diverse workforce. Our employees reflect the communities in which we are located. We seek to provide opportunities for growth and development at all levels of our organization.

Creating and fostering inclusive work environments and teams allow us to create an engaging and welcoming culture for our employees, which we believe positively affects the quality of our products and the experience we deliver to our customers.

Compensation and Benefits

The Company is committed to providing market-competitive pay and benefits to attract and retain a skilled workforce.

The Company provides a range of benefits to its employees and their families, including medical and prescription drug, dental, vision and long-term disability coverage, as well as 401(k) savings and flexible spending accounts.

Available Information

You may obtain at no charge, a copy of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the Company's website at http://www.acmeunited.com or by contacting the Investor Relations Department at the Company's corporate offices by calling (203) 254-6060. Such reports and other information are made available as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission (SEC).

Item 1A. Risk Factors

Ownership of the Company's securities involves a number of risks and uncertainties. Potential investors should carefully consider the risks and uncertainties described below and the other information in this Annual Report on Form 10-K before deciding whether to invest in the Company's securities. The Company's business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only ones facing the Company. Additional risks that are currently unknown to the Company or that the Company currently considers immaterial may also impair its business or adversely affect its financial condition or results of operations.

<u>Industry and Operational Risks</u>

The Company is subject to a number of significant operational risks that might cause the Company's actual results to vary materially from its forecasts, targets or projections, including:

- failing to achieve planned revenue and profit growth in each of the Company's business segments;

- changes in customer requirements and in the volume of sales to principal customers;

- the ability of the Company to anticipate timing of orders and shipments particularly in the e-commerce area;

- reliance on third party distributors;

- emergence of new competitors or consolidation of existing competitors; and

- industry demand fluctuations.

The Company's expectations for both short and long-term future net revenues are based on the Company's estimates of future demand. Orders from the Company's principal customers are ultimately based on demand from end-users and end-user demand can be difficult to predict. Low end-user demand would negatively affect orders the Company receives from distributors and other principal customers which could, in turn adversely affect the Company's revenues in any fiscal period. Additionally, revenue is based, in part, upon the Company's ability to source its products and timely ship them to customers to meet such demand. If the Company's estimates of sales are not accurate and the Company experiences unforeseen variability in its revenues and operating results, the Company may be unable to adjust its expense levels accordingly and its profit margins could be adversely affected.

Changes in United States and foreign laws and policies governing international trade, export controls, manufacturing, and investment in the jurisdictions where we currently source or sell products, and any negative consequences resulting from such changes, could materially affect our business.

Over the last seven years, the United States has undertaken a series of actions to increase tariffs on certain goods imported into the United States. In response to prior tariffs, certain governments imposed retaliatory tariffs on various goods, and in response to new or increased United States tariffs, have threatened to similarly retaliate. Prior tariffs have increased the cost of certain of our products to customers, particularly products for the school and office markets that are manufactured for us in China. Historically, we have mitigated and will continue our efforts to mitigate the impact of tariffs by negotiations with suppliers and customers, passing price increases on to our customers, and diversifying our sources of products and materials. However, there can be no assurance that our mitigation actions will continue to be effective.

Specifically, the state of tariffs and other trade measures between the United States and China remains in flux. Beginning in 2018, the United States and China engaged in escalating tariff increases and trade restrictions on each other's products. In 2025, the two countries reached a series of negotiated actions to reduce some barriers, including agreements to lower certain tariffs and suspend heightened reciprocal duties through at least November 10, 2026, as part of broader economic and trade discussions.

The United States also imposed additional tariffs on imports from Canada, Mexico, and the European Union in 2025, and Canada, Mexico and other partners have implemented reciprocal duties on certain U.S. goods.

In early 2026, the United States Supreme Court ruled that a broad set of tariffs imposed under emergency powers was unconstitutional, raising uncertainty about the legal basis for those trade measures and the potential refund of approximately $133 billion in duties collected. In response, the U.S. administration announced it would pursue alternative legal authorities and implemented revised global tariff levels — including increased rates on imports from multiple trading partners — which continues to generate international concern and diplomatic pushback.

The impact of these and any additional trade measures on our business and financial results is difficult to predict, particularly because trade policy remains a key focus of U.S. economic strategy and litigation affecting existing measures continues. The amount, scope, and duration of any additional tariffs or other trade measures that may be adopted, as well as the nature of any retaliatory actions by trading partners, remain uncertain.

We expect to continue to experience inflationary pressure on our cost structure, and price increases may not be sufficient to offset cost increases or may result in sales volume declines.

Although inflation in the United States had been relatively low for many years, from 2021 to the present, the United States' economy has experienced a substantial rise in the inflation rate. There is increased uncertainty as to whether the rise in inflation will continue and for how long. Increases in inflation raise the Company's costs for labor, raw materials and services. Future market and competitive pressures may prohibit the Company from raising prices to offset increased raw material, or other product costs, including but not limited to packaging, direct labor, overhead, employee benefits, shipping costs, and other inflationary items, or to offset currency fluctuations. The inability to pass these costs through to the Company's customers could have a negative effect on its results of operations. Commencing in the first half of 2022, the Company was not able to fully pass these costs along to customers. In the future, we may continue to experience inflationary pressure on our cost structure. We may be able to pass some or all of these cost increases to customers by increasing the selling prices of our products in the future; however, higher product prices may also result in a reduction in sales volume and/or consumption. If we are not able to mitigate these inflationary pressures, such as by increasing our selling prices sufficiently, there could be a negative impact on our results of operations and financial condition.

The ability to deliver products to our customers in a timely manner and to satisfy our customers' fulfillment standards are subject to many factors, some of which are beyond our control.

Timely delivery of our products and the fulfillment of consumer demand throughout the year is critical to our success. Various factors that might affect product delivery to customers include vendor production delays, difficulties encountered in shipping from overseas, availability of shipping containers, customs clearance delays, and cybersecurity attacks on our vendors. We also rely upon third-party carriers for our product shipments from our distribution centers to customers. Accordingly, we are subject to risks, including inclement weather, natural disasters, cybersecurity attacks, general availability of trucks, and increased security restrictions associated with such carriers' ability to provide delivery services to meet our shipping needs. The COVID-19 pandemic caused and future pandemics could cause disruptions in our global supply chain as a result of shortages of factory workers, travel restrictions, barriers to the movement of goods, and temporary closures of production facilities and distribution centers, all of which factors have resulted in extended lead times. Failure to deliver products to our customers in a timely and effective manner, has, in a number of instances, subjected us to penalties pursuant to certain of our contractual arrangements. Should any of the foregoing occur to a material extent, our reputation and brands could be damaged and we could suffer the loss of customers or reduced orders.

The use of artificial intelligence by us and third parties dealing with us presents operational and regulatory risks for our business.

The Company currently uses artificial intelligence for certain limited purposes and will continue to evaluate its use for a variety of additional business tasks. Significant issues and challenges exist with respect to using artificial intelligence, including regulatory, ethical, privacy, and cybersecurity risks. The Company continues to evaluate whether existing and potential future uses of artificial intelligence provide or may provide sufficient value and efficiencies while balancing the operational and regulatory risks involved. Our suppliers' and other third parties' integration of artificial intelligence into their businesses may adversely affect our customers and us as a result of a failure to implement artificial intelligence responsibly.   Moreover, we may not be aware of suppliers' and others' use of artificial intelligence in dealing with us, which could expose the Company to presently unknown risks and liabilities.

If we do not successfully optimize and manage our fulfillment processes, our business, financial condition and operating results could be harmed.

If we do not optimize and manage our fulfillment processes successfully and efficiently, it could result in excess or insufficient fulfillment, an increase in costs or impairment charges or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

If we add new products or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment will become increasingly complex. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers' purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

If we grow faster than we anticipate, we may exceed our distribution centers' capacity, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated.

Matters relating to the employment market and prevailing wage standards may adversely affect our business.

Our ability to meet our labor needs on a cost-effective basis is subject to numerous external factors, including the availability of qualified personnel in the workforce in the local markets in which we operate, unemployment levels within those markets, prevailing wage rates which have increased significantly, health and other insurance costs and changes in employment and labor laws. In the event prevailing wage rates continue to increase in the markets in which we operate, we may be required to concurrently increase the wages paid to our employees to maintain the quality of our workforce and customer service. To the extent such increases are not offset by price increases, our profit margins may decrease as a result. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Further, we rely on the ability to attract and retain labor on a cost-effective basis. Our ability to attract and retain a sufficient workforce on a cost-effective basis depends on several factors. We may not be able to attract and retain a sufficient workforce on a cost-effective basis in the future. In the event of increased costs of attracting and retaining a workforce, our profit margins may materially decline as a result.

The Company's Westcott business is subject to risks associated with seasonality which could adversely affect its cash flow, financial condition, or results of operations.

The Company's business, historically, has experienced higher sales volume in the second and third quarters of the calendar year, when compared to the first and fourth quarters. The Company is a major supplier of products related to the "back-to-school" season, which occurs principally during the months of May through August. If this typical seasonal increase in sales of certain portions of the Company's product line does not materialize in any year for any reason, the Company could experience a material adverse effect on its business, financial condition and results of operations.

Failure to manage growth and continue to expand our operations successfully could adversely affect our financial results.

Our business has experienced significant historical growth both internally and through acquisitions through the years including through the acquisitions of Elite First Aid in 2024 and My Medic in January 2026. We expect our business to continue to grow organically and seek to grow through strategic acquisitions both domestically and internationally. This growth places significant demands on management and operational systems. If we cannot effectively manage our growth, we would likely experience operational inefficiencies and incur unanticipated costs, thus negatively impacting our operating results. To the extent we continue grow through strategic acquisitions, our success will depend on selecting the appropriate targets, integrating such acquisitions quickly and effectively and realizing any expected synergies and cost savings related to such acquisitions.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We base our expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast, because they generally depend on the volume, timing and type of the orders we receive, all of which are uncertain. Additionally, our business is affected by general economic and business conditions in our markets. We may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results in any given quarter, or a series of quarters, to be lower than expected, which could cause the price of our Common Stock to decline substantially.

Unfavorable shifts in industry-wide demand for the Company's products could result in inventory valuation risk.

The Company evaluates its ending inventories for excess quantities, impairment of value, and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand based upon input received from our customers, sales team, and management. If inventories on hand are in excess of demand or slow moving, appropriate write-downs may be recorded. In addition, the Company might have to write off inventories that are considered obsolete based upon changes in customer demand, product design changes, or new product introductions, which eliminate demand for existing products. Historically, the Company has not had to materially write down or write off product inventories.

Loss of a major customer could result in a decrease in the Company's future sales and earnings.

Sales of our products are primarily concentrated in a few major customers including commercial retailers, office product superstores, and mass market distributors. The Company had two customers in 2025 and 2024, that individually exceeded 10% of consolidated net sales. Net sales to each of those customers were approximately 13%, in 2025 and 14% and 13% in 2024, respectively. The Company had three customers in 2025 that individually exceeded 10% of consolidated accounts receivable. Accounts receivable to those customers were approximately 17%, 13%, and 11%. In 2024, the Company had receivables to these customers of approximately 11%, 16%, and 15%, respectively. The Company anticipates that a limited number of customers may account for a substantial portion of its total net revenues for the foreseeable future. The business risks associated with this concentration, including increased credit risks for these and other customers and the possibility of related bad debt write-offs, could negatively affect our margins and profits. Additionally, the loss of a major customer, whether through competition or consolidation, or a disruption in sales to such a customer, could result in a decrease of the Company's future sales and earnings.

Because our products are primarily sold by third parties, our financial results depend in part on the financial health of these parties and any loss of a third-party distributor could adversely affect the Company's revenues.

A large majority of the Company's products are sold through third-party distributors and large retailers. Some of our distributors also market products that compete with our products. Changes in the financial or business conditions or the purchasing decisions of these third parties or their customers could affect our sales and profitability.

Additionally, no assurances can be given that any or all of such distributors or retailers will continue their relationships with the Company. Distributors and other significant retail customers cannot easily be replaced and the loss of revenues and the Company's inability to reduce expenses to compensate for the loss of revenues could adversely affect the Company's net revenues and profit margins.

The loss of key management could adversely affect the Company's ability to run its business.

The Company's success depends, to a large extent, on the continued service of its executive management team, operating officers and other key personnel. The Company must therefore continue to recruit, retain and motivate management and operating personnel sufficient to maintain its current business and support its projected growth. The Company's inability to meet its staffing requirements in the future could adversely affect its results of operations.

Execution or the lack thereof, of our e-commerce business may reduce our operating results.

The continued successful growth of our e-commerce business depends, in part, on third parties and factors over which we have limited control, including difficulty forecasting demand, changing consumer preferences, and e-commerce buying trends, both domestically and abroad, as well as promotional or other advertising initiatives employed by our customers or other third parties on their e-commerce sites. Additionally, sales in our e-commerce distribution channel may also divert sales from our other customers.

Additionally, the success of our e-commerce business depends, in part, on the timely receipt of our products by our customers and their end users. The efficient flow of our products requires that our distribution facilities have adequate capacity to support increases in our e-commerce business. If we encounter difficulties with forecasting demand and supply to our distribution facilities, we could face shortages of inventory, resulting in "out of stock" conditions in the e-commerce sites operated by our customers or other third parties, and we could incur significantly higher costs and longer lead times associated with distributing our products to our customers.

Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our brands.

The Company is subject to intense competition in all of the markets in which it competes.

The Company's products are sold in highly competitive markets including at mass merchants, high volume office supply stores and online. The Company believes that the principal points of competition in these markets are product innovation, quality, price, merchandising, design and engineering capabilities, product development, timeliness and completeness of delivery, conformity to customer specifications and post-sale support. Competitive conditions may require the Company to match or better competitors' prices to retain business or market shares. The Company believes that its competitive position will depend on continued investment in innovation and product development, manufacturing and sourcing, quality standards, marketing and customer service and support. The Company's success will depend in part on its ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various market categories in which it competes. The Company may not have sufficient resources to make the investments that may be necessary to anticipate those changing needs and the Company may not anticipate, identify, develop and market products successfully or otherwise be successful in maintaining its competitive position. In addition, there are numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results. There are no significant barriers to entry into the markets for most of the Company's products.

Compromises of our information systems or unauthorized access to confidential information or our customers' or associates' personal information may materially harm our business or damage our reputation.

Through our sales and marketing activities and our business operations, we collect and store confidential information and certain personal information from our customers and associates. We also process payment card information and check information. In addition, in the normal course of business, we gather and retain personal information about our associates and generate and have access to confidential business information. Although we have taken steps designed to safeguard such information, there can be no assurance that such information will be protected against unauthorized access or disclosure. Computer hackers, if successful, may misappropriate such information. An employee of the Company, contractor or other third-party with whom we do business may also attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. We could be subject to liability for failure to comply with privacy and information security laws, for failing to protect personal information, or for misusing personal information, such as use of such information for an unauthorized marketing purpose. Any compromise of our systems or data could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, regulators, payment card associations, employees, and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Although the Company has recently reduced its indebtedness, we continue to borrow under our bank line of credit, which could adversely affect our financial condition and ability to operate our business.

As of December 31, 2025, excluding net deferred financing costs of $10,299, $11,863,085 was outstanding and $53,136,915 was available for borrowing under the Company's revolving credit facility. The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. of which $9,975,587, excluding deferred financing fees of $89,627, was outstanding as of December 31, 2025. Our indebtedness if it were to increase substantially, combined with our other financial obligations and contractual commitments, could have significant consequences for our business. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

- compromise our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in our loan documents;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; or

- limit our ability to borrow additional funds, or to dispose of pledged assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. There can be no assurance that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

The Company may need to raise additional capital to fund its operations.

The Company's management believes that, under current conditions, the Company's current cash and cash equivalents, cash generated by operations, together with the borrowing availability under its revolving loan agreement with HSBC Bank N.A., will be sufficient to fund planned operations for the next twelve months from the issuance date of this report. However, if the Company is unable to generate sufficient cash from operations, it may be required to find additional funding sources. If adequate financing is unavailable or is unavailable on acceptable terms, the Company may be unable to maintain, develop or enhance its operations, products, and services, take advantage of future opportunities or adequately respond to competitive pressures.

Changes in interest rates could adversely affect us.

We have exposure to increases in interest rates under our revolving credit loan agreement with HSBC Bank, N.A., which presently bears interest at SOFR + 1.70%. Since 2021, the U.S. economy has experienced elevated inflation and shifting monetary policy conditions. In response to persistent inflationary pressures, the U.S. Federal Reserve raised its policy interest rate multiple times from 2022 through 2023 and maintained historically high benchmark rates into 2024 and early 2025. More recently, in 2025 and early 2026 the Federal Reserve signaled a period of rate stability, with the federal funds target range remaining elevated compared to pre-pandemic levels, although future policy actions remain uncertain and may include additional increases or decreases depending on inflation and broader economic conditions.

The sustained higher interest rate environment has increased our interest expense on variable-rate debt, including our revolving credit facility, and could increase the cost of any future borrowings even if they are fixed-rate. Any additional increases in interest rates, or an extended period of elevated rates, would increase interest costs, which could reduce our cash available for working capital, acquisitions, capital expenditures, and other purposes.

In the event that we experience future pandemics, the economic effects of such pandemics and measures taken to arrest their spread by governmental and regulatory authorities, by the Company's business partners or by the Company itself could adversely impact our business, including our operating results, financial condition and liquidity.

The Company's business, operations and financial results, may be adversely affected by those risks and uncertainties resulting from any future pandemics. The extent of the impact of any such pandemic on our business, operating results, cash flows, liquidity and financial conditions will be primarily driven by the ultimate duration and severity of the pandemic and its impact on the U.S. and global economies.

The military conflicts in Ukraine and the Middle East have resulted in significant geopolitical instability. Additionally, the escalation of tensions in the South China Sea and the Taiwan Strait, ongoing hostilities involving Iran and its proxies, increased missile testing by North Korea, and renewed violence in sub-Saharan Africa (including Sudan and the Sahel region) have contributed to further instability. Our business, financial position, results of operations and cash flows could be adversely affected by the negative impacts on the global economy resulting from these conflicts.

In February 2022, Russian military forces invaded Ukraine. Ukrainian military personnel and civilians have continued to resist the invasion. Although the length, impact, and outcome of the war remain highly unpredictable, this conflict has contributed to significant market and other disruptions, including volatility in commodity prices and the supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences, as well as increased cyberattacks and espionage.

On October 7, 2023, Hamas, a U.S.-designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas. Hostilities in the region persisted until a cease fire was announced on October 9, 2025, which has reduced immediate hostilities and temporarily eased regional tensions. However, the situation remains fragile, and the risk of renewed conflict or escalation persists. Furthermore, following Hamas' attack on Israel, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels in the Red Sea—an important maritime route for international trade. As a result of such disruptions, we may experience extended lead times, delays in supplier deliveries, and increased freight costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Since spring 2024, tensions have further escalated in the South China Sea and the Taiwan Strait, with increased military activity and diplomatic standoffs involving China, Taiwan, and the United States. These developments have raised concerns over potential disruptions to global technology supply chains and maritime trade. Additionally, Iran and its affiliated groups have continued to engage in regional hostilities, impacting stability and shipping routes in the Middle East. North Korea has intensified its missile testing and military exercises, prompting international sanctions and heightened security risks. Renewed violence in sub-Saharan Africa, particularly in Sudan and the Sahel, has contributed to further supply chain and commodity market volatility.

While the length and total impact of these military conflicts are unpredictable, they have led to market disruptions, including volatility in raw material prices and credit and capital markets, and supply chain challenges. In response to these conflicts, governments in the U.S. and abroad have imposed sanctions against Russia, and have imposed or threatened additional sanctions and trade restrictions in connection with China, Iran, North Korea, and entities involved in African conflicts. These sanctions could adversely affect the global economy and financial markets in which we operate.

We do not have manufacturing operations in, nor any significant business relationships with customers or suppliers based in Ukraine, Russia, Iran, North Korea or sub-Saharan Africa. While we do have significant business relationships with suppliers based in China, they are not currently affected. We are monitoring the situation and its impact on global markets, which may, in turn, impact our business. For example, it is possible that these conflicts and related disruptions could result in lower sales if supply parts and raw materials become less available or if there are continued significant increases in energy and fuel prices.

Based on the continued and recently increased market volatility and geopolitical unrest related to the conflicts in Ukraine and the Middle East, the European energy crisis, the highly inflationary environment, corresponding macro-economic uncertainty, newly escalated conflicts and tensions in Asia and Africa, as well as recent cease fires or negotiations, we cannot reasonably estimate the full impact these conflicts and their resolutions will have on our long-term financial condition, results of operations, liquidity and cash flows. It is not possible to predict the extent and duration of military conflicts, cease fires, sanctions, or any associated market disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

A material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If a material weakness or significant deficiency in our internal control is discovered or occur in the future, our ability to report our financial condition and results of operations in a timely and accurate manner may be materially adversely affected and investor confidence in the Company may be negatively impacted.

Legal and Regulatory Risks

Failure to protect the Company's proprietary rights or the costs of protecting these rights could adversely affect its business.

The Company's success depends in part on its ability to obtain patents and trademarks and to preserve other intellectual property rights covering its products and processes. The Company has obtained certain domestic and foreign patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. There can be no assurance that pending patents related to any of the Company's products will be issued, in which case the Company may not be able to legally prevent others from producing similar and/or compatible competing products. If other companies were to sell similar and/or compatible competing products, the Company's results of operations could be adversely affected. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property will be successful. Any infringement of the Company's intellectual property could have a material adverse effect on the Company.

If the Company is found to have infringed the intellectual property rights of others or cannot obtain necessary intellectual property rights from others, its competitiveness could be negatively impaired.

If the Company is found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, including through the use of third-party marks, ideas, or technologies, such a finding could result in the need to cease use of such mark, trade secret, copyrighted work or patented invention in the Company's business, as well as the obligation to pay for past infringement. If rights holders are willing to permit the Company to continue to use such intellectual property rights, they could require a payment of a substantial amount for continued use of those rights. Either ceasing use or paying such amounts could cause the Company to become less competitive and could have a material adverse effect on the Company's business, financial condition, and results of operations.

Even if the Company is not found to infringe a third party's intellectual property rights, claims of infringement could adversely affect the Company's business. The Company could incur significant legal costs and related expenses to defend against such claims, and the Company could incur significant costs associated with discontinuing to use, provide, or manufacture certain products, services or trademarks even if it is ultimately found not to have infringed such rights.

Product liability claims or regulatory actions could adversely affect the Company's financial results and reputation.

Claims for losses or injuries allegedly caused by some of the Company's products could arise in the ordinary course of its business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm the Company's reputation in the marketplace or the value of its brands. The Company also could be required to recall possible defective products, which, if material, could result in adverse publicity and significant expenses. Although the Company maintains product liability insurance coverage, potential product liability claims are subject to a deductible or could be excluded under the terms of the policy. Historically, the Company has not experienced any material product liability claims or regulatory actions.

The Company's businesses and operations are subject to regulation in the U.S. and abroad.

Changes in laws, regulations and related interpretations may alter the environment in which the Company does business. This includes changes in environmental, data privacy, competitive and product-related laws, as well as changes in accounting standards, taxation and other regulations. Accordingly, regulatory, tax and legal contingencies (including environmental, human resource, product liability, patent and other intellectual property matters), should they exist in the future, could require the Company to record significant reserves or pay significant fines or damages during a reporting period, which could materially impact the Company's results. In addition, new regulations may be enacted in the U.S. or abroad that may require the Company to incur additional personnel-related, environmental or other costs on an ongoing basis, significantly restrict the Company's ability to sell certain products, or incur fines or penalties for noncompliance, any of which could adversely affect the Company's results of operations.

As a U.S. based multinational company, the Company is also subject to tax regulations in the U.S. and multiple foreign jurisdictions, some of which are interdependent. For example, certain income that is earned and taxed in countries outside the U.S. may not be taxed in the U.S. until those earnings are actually repatriated or deemed repatriated. If these or other tax regulations should change, the Company's financial results could be impacted.

Certain of our products and facilities are subject to regulation by the FDA and by analogous foreign regulators.

The FDA requires us to register certain of our products and manufacturing facilities. Our facilities in the United States are subject to inspections by the FDA while our facility in Canada is subject to inspection by HealthCanada to confirm compliance with their requirements. There can be no assurance that we will be able to continue to comply with FDA and HealthCanada requirements applicable to our current products and facilities or any product or facility we may establish in the future. The failure to address any concerns raised by the FDA and HealthCanada could also lead to facility shutdown or the delay or withholding of product approval by these agencies, or product recalls, and could have a material adverse effect on our business, results of operations and financial condition.

The Company is subject to environmental regulation and environmental risks.

The Company is subject to national, state, provincial and/or local environmental laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, certain materials and waste. These environmental laws and regulations also impose liability for the costs of investigating and cleaning up sites, and certain damages resulting from present and past spills, disposals, or other releases of hazardous substances or materials. Environmental laws and regulations can be complex and may change often. Capital and operating expenses required to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, in the United States impose liability on several grounds for the investigation and clean-up of contaminated soil, ground water and buildings and for damages to natural resources on a wide range of properties. For example, contamination at properties formerly owned or operated by the Company, as well as at properties it will own and operate, and properties to which hazardous substances were sent by the Company, may result in liability for the Company under environmental laws and regulations. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on the Company's financial condition or results of operations.

Risks Related to Our Overseas Operations

The Company's operations are global in nature. Our business, financial condition and results of operations could be adversely affected by the political and economic conditions in the countries in which we conduct business, by fluctuations in currency exchange rates and other factors related to our international operations.

As our international operations and activities expand, we face increasing exposure to the risks of operating in foreign countries. These factors include:

- Changes generally in political, regulatory or economic conditions in the countries in which we conduct business;

- Trade protection measures in favor of local producers of competing products, including government subsidies, tax benefits, changes in local tax rates, trade actions (such as anti-dumping proceedings) and other measures giving local producers a competitive advantage over the Company;

- Changes in foreign currency exchange rates which could adversely affect our competitive position, selling prices and manufacturing costs, and therefore the demand for our products in a particular market; and

- The effects of any future pandemics in foreign countries.

These risks could affect the cost of manufacturing and selling our products, our pricing, sales volume, and ultimately our financial performance. The likelihood of such occurrences and their potential effect on the Company vary from country to country and are unpredictable.

Reliance on foreign suppliers could adversely affect the Company's business.

The Company sources its products from suppliers located in Asia, Europe, Africa and the United States. The Company's Asia vendors are located primarily in China, which subjects the Company to various risks within the region including regulatory, political, economic and foreign currency changes. The Company's ability to continue to select and retain reliable vendors and suppliers who provide timely deliveries of quality products efficiently will impact its success in meeting customer demand for timely delivery of quality products.

The Company's sourcing operations and its vendors are impacted by labor costs in China and other global locations. Labor historically has been readily available at low cost relative to labor costs in North America. However, labor costs have risen in some regions due to the effects of rapid social, political and economic changes. There can be no assurance that labor will continue to be available to the Company's suppliers at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on the Company's operations. Interruption to supplies from any of the Company's vendors, or the loss of one or more key vendors, could have a negative effect on the Company's business and operating results.

Changes in currency exchange rates might negatively affect the profitability and business prospects of the Company and its overseas vendors. In particular, the Chinese Renminbi has fluctuated against the U.S. Dollar. If the Chinese Renminbi increases with respect to the U.S. Dollar in the future, the Company may experience cost increases on such purchases, and this can adversely impact profitability. The Company may not be successful at implementing customer pricing or other actions in an effort to mitigate the related effects of the product cost increases.

Additional factors that could adversely affect the Company's business in connection with its foreign suppliers include increases in transportation costs, new or increased import duties, transportation delays, work stoppages, capacity constraints and poor quality; the possibility that the Company might experience any of these factors would increase in the event of future pandemics.

Continuing uncertainty in the global economy could negatively impact our business.

Uncertainty in the global economy, including uncertainty resulting from the military conflicts in the Ukraine, the Middle East and elsewhere, could adversely affect our customers and our suppliers and businesses such as ours. In addition, any uncertainty could have a variety of negative effects on the Company, such as reduction in revenues, increased costs, lower gross margin percentages, increased allowances for credit losses and/or write-offs of accounts receivable and could otherwise have material adverse effects on our business, results of operations, financial condition and cash flows.

Risks Related to Our Common Stock

We cannot provide assurance that we will continue to pay dividends or purchase shares of our common stock under our stock repurchase programs.

We continue to pay and declare dividends on a quarterly basis and we anticipate that we will continue to do so. However, there can be no assurance that we will have sufficient cash or surplus under applicable law to be able to continue to pay dividends at our current level or purchase shares of our common stock under our stock repurchase programs. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, increases in reserves or lack of available capital. We may also suspend the payment of dividends or our stock repurchase program if the Board deems such action to be in the best interests of our stockholders. If we do not pay dividends or decrease the amount of dividends we pay, the price of our common stock would likely decrease. At December 31, 2025, a total of 160,365 shares may be purchased in the future under the repurchase program which the Company announced in 2019.

Our shares of common stock are thinly traded and our stock price may be volatile.

Because our common stock is thinly traded, its market price may fluctuate significantly more than the stock market in general or the stock prices of other companies listed on major stock exchanges. There were approximately 3,341,812 shares of our common stock held by non-affiliates as of December 31, 2025. Thus, our common stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading price for shares of our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We understand the critical importance of cybersecurity and proactively manage vulnerabilities to ensure the confidentiality, integrity, and availability of our information assets. While we have not experienced any material risks from cybersecurity incidents to date, we recognize the evolving threat landscape and maintain a vigorous security posture. Materiality of individual cybersecurity incidents is determined by a comprehensive assessment framework considering, but not limited to, the following factors:

> Impact on Business Operations: Potential disruptions to critical systems, services, or financial transactions.

> Data Sensitivity: The nature and sensitivity of the data involved, with incidents concerning personally identifiable information or highly confidential data deemed more material.

> Regulatory Compliance: Potential violations of cybersecurity laws, regulations, or industry standards.

> Reputational Risk: Harm to the Company's reputation, customer trust, and brand value.

> Legal Obligations: Legal requirements for reporting incidents and potential consequences of non-compliance.

Identification, Assessment of, and Response to Cybersecurity Threats

We employ a multi-layered approach to identify, assess, and report potential cybersecurity threats:

> Threat intelligence tracking: We actively monitor relevant threat intelligence feeds and other sources to stay informed about emerging threats and vulnerabilities.

> Managed Detection and Response ("MDR") partnership: We have partnered with a recognized third-party MDR provider to enhance our threat detection and response capabilities. This service provides continuous monitoring via a 24/7 Security Operations Center that includes next-gen solutions for analysis, and proactive response to potential threats, ensuring timely identification and facilitating mitigation of cybersecurity incidents.

> Metrics and Measurements: We capture telemetry from our IT infrastructure to measure the effectiveness of our security controls and identify areas for improvement.

Risk Management and Strategy

Although we develop and maintain systems and controls designed to prevent cybersecurity breaches from occurring, and we have a process to identify and minimize threats, the possibility of a breach occurring cannot be eliminated entirely. As with most companies, as a result of our moves toward cloud-based technologies and increasing engagements in more electronic transactions with service customers and vendors, the related security risks will change and/or increase requiring us to adapt and employ additional resources to protect our technology and information systems.

We partner with third party specialists in the role of Virtual Information Security Officer (VISO), with biweekly meetings to review current state, develop security strategies, assess risk management, and develop policies and procedures over our information security program. Our cybersecurity risk management program utilizes the National Institute of Standards and Technology ("NIST") 800-37 framework as a foundation, to align with our entity size, risk profile, and industry best practices. We believe that leveraging the NIST framework as a foundation ensures a balanced approach for minimizing vulnerabilities while maintaining operational efficiency. We maintain a comprehensive incident response plan with clearly defined roles and responsibilities. In the event of an incident, the plan prescribes notification procedures, containment measures, eradication steps, and recovery processes. Based on Cybersecurity Infrastructure Security Agency (CISA) modeling, we conduct annual Tabletop exercises with the help of third-party specialists. Our Tabletop exercises include cybersecurity-based scenarios that incorporate various cyber threat categories including ransomware, insider threats, phishing, and physical disasters. In the fourth quarter of 2025 we completed our annual vulnerability assessments, penetration testing, and risk assessment through third party providers for objective evaluations. Our data governance program started in 2024 aimed at securing enterprise data through internal processes, defined roles, metrics, & compliance standards has been expanded and will remain an active initiative and long-term commitment. In the second quarter of 2025, we went live on a robust Privileged Access Management (PAM) solution, an identity security solution that helps protect against cyberthreats through monitoring, detecting, and preventing unauthorized privileged access to critical resources.

The Risk Management, Strategy and Incident Response described above apply to our North American and Asian operations. Our German operations have similar risk management and strategy, which in 2025 they plan to further develop and strengthen.

Third-Party Service Providers

We consider security related factors when choosing and working with third-party providers and have established processes to oversee and manage risks associated with third-party service providers. We require providers to share their security reports System and Organization Controls (SOC 1 and SOC 2) prior to initial engagement and ongoing on an annual basis. We believe that the review of such reports helps us minimize the risk of data breaches or other problems resulting due to our third-party relationships, especially with software-as-a-service ("SaaS") providers. In line with internal processes, access to internal resources by third-party consultants is subject to Privileged Access Management (PAM). We apply the principles of zero trust, wherein privileges are granted to only that which is required, restricting unauthorized access.

Reporting

We have a communication process for incidents based on their severity as outlined in our incident response plan and pursuant to various regulatory and contractual obligations. When a high risk incident or potential high risk incident is detected by our Security Operations Center or otherwise, executive leadership is immediately informed. The cybersecurity audit group is notified, and the Chief Information Officer, in consultation with our Security Operation Center submits a detailed report to senior management. For moderate risk incidents, there is prompt notification, and a detailed report would be prepared and submitted. If a cybersecurity incident is deemed material, it will be reported promptly under SEC rules.

Management and Board of Director Oversight of Cybersecurity Threats

The Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Information Officer that comprise our cybersecurity audit group, as well as the Board of Directors have responsibility for the oversight of cybersecurity threats and incidents and reviews the Company's programs and policies no less than three times annually. The Company's Chief Information Officer has specific tactical & strategic responsibilities in overseeing technology infrastructure and cybersecurity.

Item 2. Properties

Location	Square Footage	Purpose
Owned		
Rocky Mount, NC	340,000	Warehousing, manufacturing and distribution
Mount Pleasant, TN	77,000	Warehousing, manufacturing and distribution
Vancouver, WA	53,000	Warehousing, manufacturing and distribution
Brooksville, FL	42,600	Warehousing, manufacturing and distribution
Keene, NH	11,000	Warehousing, manufacturing and distribution
Solingen, Germany	35,000	Warehousing, distribution and administrative
	558,600	
Leased		
Shelton, CT	34,200	Administrative
Bentonville, AR	1,500	Administrative
Marlborough, MA	28,000	Manufacturing, warehousing and distribution
Santa Ana, CA	10,000	Manufacturing, warehousing, and distribution
La Vergne, TN	56,000	Manufacturing, warehousing and distribution
Mount Forest, Ontario, Canada	20,000	Warehousing and distribution
Orangeville, Ontario, Canada	2,850	Administrative
Laval, Quebec, Canada	42,860	Manufacturing, warehousing, distribution and administrative
Hong Kong, China	2,750	Administrative
Guangzhou, China	3,500	Administrative
Ningbo, China	1,800	Administrative
	203,460	
Total:	**762,060**	

The Company's facilities located in the United States and China are utilized by all of its segments. The Company's facilities located in Canada and Germany are utilized by its Canadian segment and its European segment, respectively.

Management believes that the Company's facilities, whether leased or owned, are adequate to meet its current needs and should continue to be adequate for the foreseeable future.

Item 3. Legal Proceedings

There are no pending material legal proceedings to which the Company is a party or, to the actual knowledge of the Company, contemplated by any governmental agency.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the NYSE American under the symbol "ACU".

Issuer Purchases of Equity Securities

On November 14, 2019, the Company announced a Common Stock repurchase program of up to a total of 200,000 shares. During the twelve months ended December 31, 2025, the Company did not repurchase any of its shares of Common Stock. As of December 31, 2025, a total of 160,365 shares may be purchased under the repurchase program announced in 2019. The 2019 program does not have an expiration date.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this report and in other communications by the Company, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on our beliefs as well as assumptions made by and information currently available to us. When used in this document, words like "may," "might," "will," "expect," "anticipate," "believe," "potential," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from our current expectations.

Forward-looking statements in this report, including without limitation, statements related to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties that may impact the Company's business, operations and financial results.

These risks and uncertainties include, without limitation, the following: (i) changes in the Company's plans, strategies, objectives, expectations and intentions, which may be made at any time at the discretion of the Company; (ii) the impact of uncertainties in global economic conditions, including the impact on the Company's suppliers and customers; (iii) international trade policies and their impact on demand for our products and our competitive position, including the imposition of new tariffs or changes in existing tariff rates by the United States and retaliatory actions by other governments; (iv) the continuing adverse impact of inflation, including product costs, and interest rates; (v) potential adverse effects on the Company, its customers, and suppliers resulting from the conflicts in Ukraine and the Middle East; (vi) additional disruptions in the Company's supply chains, whether caused by pandemics, natural disasters, or otherwise, including trucker shortages, port closures and delays, and delays with container ships themselves; (vii) labor related costs the Company has and may continue to incur, including costs of acquiring and training new employees and rising wages and benefits; (viii) currency fluctuations; (ix) the Company's ability to effectively manage its inventory in a rapidly changing business environment; (x) changes in client needs and consumer spending habits; (xi) the impact of competition; (xii) the impact of technological changes including, specifically, the growth of online marketing and sales activity; (xiii) the Company's ability to manage its growth effectively, including its ability to successfully integrate any business it might acquire; and (xiv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

For a more detailed discussion of these and other factors affecting the Company, see the Risk Factors described in Item 1A included in this Annual Report on Form 10-K for the fiscal year December 31, 2025 and below under "Financial Condition". All forward-looking statements in this report are based upon information available to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statement that require estimation but are not deemed critical, as defined above.

For a detailed discussion of our significant accounting policies and related judgments, see Note 2 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this report.

Results of Operations 2025 Compared with 2024

Traditionally, the Company's sales and profits are stronger in the second and third quarters and weaker in the first and fourth quarters of the fiscal year, due to the seasonal nature of the Westcott back-to-school market.

Net Sales

In 2025, sales increased by $2,051,825, or 1%, to $196,541,816 compared to $194,489,991 in 2024.

The U.S. segment sales decline by 1% in 2025 compared to 2024. Sales of first aid and medical products were strong. However, sales of school and office products were lower mainly due to the cancellation of customer orders in the third and fourth quarters as a result of tariff uncertainty.

European net sales for the year ended December 31, 2025, increased 8% in U.S. dollars (4% in local currency), compared with the same period in 2024. On October 1, 2025, the Company's German subsidiary acquired a line of cutting and sharpening tools that contributed $0.5 million in sales during the year ended December 31, 2025.

Net sales in Canada for the year ended December 31, 2025, increased 14% in U.S. dollars (16% in local currency) compared to the same period in 2024. The increase in sales for the year ended December 31, 2025 was due to strong sales of first aid products.

Gross Profit

Gross profit was $77,409,848 (39.4% of net sales) in 2025 compared to $76,350,824 (39.3% of net sales) in 2024.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses were $62,685,334 in 2025 compared with $62,210,882 in 2024, an increase of $474,452, or 0.8%. SG&A expenses were 31.9% of net sales in 2025 compared to 32.0% in 2024.

Operating Income

Operating income was $14,724,514 in 2025 compared with $14,139,942 in 2024, an increase of $584,572.

Operating income in the U.S. segment increased in 2025 by approximately $117,000 compared to 2024.

Operating income in the European segment increased in 2025 by $143,000 compared to 2024. The increase in operating income was primarily due to higher sales as well as improved gross margins.

Operating income in Canada increased in 2025 by approximately $326,000 compared to 2024. The increase in operating income was primarily due to higher sales as well as improved gross margins.

Interest Expense, net

Net interest expense for 2025 was $1,559,920 compared with $1,942,643 for 2024, a decrease of $382,723. The decrease in net interest expense resulted from lower average outstanding borrowings as well as lower average interest rates on the debt outstanding.

Total Other (Expense) Income, net

Total other (expense), net was $46,972 in 2025 compared to other income, net of $95,110 in 2024. The change in total other expense, net was primarily related to higher losses from foreign currency transactions.

Income Tax Expense

Income tax expense was $2,933,201 in 2025, resulting in an effective tax rate of 22% compared to $2,270,058 in 2024, an effective tax rate of 18%. In 2025, the Company recorded a tax credit of approximately $300,000 related to employee exercise of stock options, compared to $600,000 in 2024.

Off-Balance Sheet Transactions

The Company did not engage in any off-balance sheet transactions during 2025.

Liquidity and Capital Resources

During 2025, working capital increased by approximately $0.7 million compared to December 31, 2024. Inventory increased by approximately $3.6 million, or 6%. Inventory turnover, calculated using a twelve-month average inventory balance, was 2.1 at December 31, 2025 as compared to 2.1 at December 31, 2024. The reserve for slow moving and obsolete inventory was $1,477,849 at December 31, 2025 compared to $1,254,121 at December 31, 2024. We do not anticipate material increases in the allowance for slow moving and obsolete inventory in the ordinary course of business during 2026. Receivables increased by approximately $0.9 million at December 31, 2025 compared to December 31, 2024. The average number of days sales outstanding in accounts receivable was 55 days in 2025 compared to 54 days in 2024.

Long-term debt consists of (i) borrowings under the Company's revolving loan agreement with HSBC Bank, N.A. and (ii) amounts outstanding under the fixed rate mortgage on the Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA. Effective as of June 26, 2025, Acme United Corporation (the "Company") entered into Amendment No. 11 to the Revolving Loan Agreement dated as of April 5, 2012, as amended (the "Loan Agreement"), between the Company and HSBC Bank, N.A. Amendment No. 11 extends the scheduled maturity of the $65 million dollar secured revolving credit facility under the Loan Agreement to May 31, 2027. The revolving loan agreement provides for borrowings of up to $65 million, which presently bears interest at SOFR plus 1.70%; interest is payable monthly. The loan agreement has an expiration date of May 31, 2027. The Company must pay a facility fee, payable quarterly, in an amount equal to one eighth of one percent (.125%) per annum of the average daily unused portion of the revolving credit line. The facility is intended to provide liquidity for growth, share repurchases, dividends, acquisitions, and other business activities. Under the revolving loan agreement, the Company is required to maintain specific amounts of funded debt to EBITDA, a fixed charge coverage ratio and must have annual net income greater than $0, measured as of the end of each fiscal year. As of December 31, 2025, the Company was in compliance with the covenants under the revolving loan agreement as then in effect.

At December 31, 2025, total debt outstanding under the Company's revolving credit facility decreased by approximately $5.8 million compared to total debt outstanding at December 31, 2024. As of December 31, 2025, $11,863,085 was outstanding, and $53,136,915 was available for borrowing under the Company's revolving credit facility.

On July 15, 2025, the Company purchased a manufacturing and distribution center in Mt. Pleasant, TN for approximately $6.0 million using funds available under its revolving credit facility. The property consists of 77,000 square feet of manufacturing and warehouse space on 12 acres and is designed to be expanded by up to an additional 60,000 square feet. The facility will primarily be used to manufacture our Spill Magic line of bodily fluid and spill clean up solutions.

The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. at a fixed interest rate of 3.8%. The Company entered into the agreement on December 1, 2021. Payments of principal and interest are due monthly, with all amounts outstanding due on maturity on December 1, 2031. The outstanding principal on December 31, 2025, was $9,975,587.

On May 23, 2024, the Company acquired the assets of Elite First Aid, Inc ("Elite First Aid") for approximately $7.1 million of which $1.0 million is subject to holdbacks as follows: (a) $500,000, the payment of which is contingent upon certain revenue milestones during an consecutive 12-month period from May 31, 2024 to December 31, 2025. The acquired business did not meet the required milestones within the allowable period; therefore, the contingent amount was not payable. Accordingly, the Company reversed the related $500,000 liability.

An additional holdback of (b) $500,000, was subject to a 13 month holdback as a non-exclusive source of recovery primarily to satisfy certain types of indemnification claims under the Asset Purchase Agreement; the Company paid this amount in July 2025.

Capital expenditures during 2025 and 2024 were $10,651,913 and $7,148,648, respectively, which were, in part, financed with borrowings under the Company's revolving credit facility. The increase in capital expenditures is primarily related to the purchase of the manufacturing facility in Mt. Pleasant, TN as discussed above.

The Company believes that cash on hand, and cash generated from operating activities, together with funds available under its revolving credit facility, are expected, under current conditions, to be sufficient to finance the Company's planned operations for at least the next twelve months from the issuance of this Form 10-K.

Recently Issued Accounting Standards

Standards not yet Adopted

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion) included in certain expense captions presented on the face of the income statement. The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on our consolidated financial statements and related disclosures.

Standards Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires additional categories of information about federal, state and foreign income taxes to be included in effective tax rate reconciliation disclosure. Additionally, the newly added categories also apply to the income taxes paid disclosure. Implementation of said additions are subject to quantitative thresholds. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The adoption of ASU 2023-09 did not have a material impact on the financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, the Company is not required to provide this information.

Item 8. Financial Statements and Supplementary Data

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the years ended December 31,		
		2025		2024
Net sales	$	196,541,816	$	194,489,991
Cost of goods sold		119,131,968		118,139,167
Gross profit		77,409,848		76,350,824
Selling, general and administrative expenses		62,685,334		62,210,882
Operating income		14,724,514		14,139,942
Non-operating items:				
Interest:				
Interest expense, net		(1,559,920)		(1,942,643)
Other (expense) income, net		(46,972)		95,110
Income before income tax expense		13,117,622		12,292,409
Income tax expense		2,933,201		2,270,058
Net income	$	10,184,421	$	10,022,351
Earnings per share:				
Basic	$	2.69	$	2.71
Diluted	$	2.49	$	2.45

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,			
	2025		**2024**	
Net income	$	10,184,421	$	10,022,351
Other comprehensive income (loss)				
Foreign currency translation		1,179,862		(1,045,555)
Comprehensive income	$	11,364,283	$	8,976,796

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,595,978	$ 6,398,692
Accounts receivable, less allowance for credit losses of $480,736 and $493,705 as of December 31, 2025 and 2024, respectively	29,098,236	28,236,177
Inventories	59,851,534	56,254,383
Prepaid expenses and other current assets	3,649,286	4,571,230
Total current assets	96,195,034	95,460,482
Property, plant and equipment:		
Land	3,487,101	2,687,669
Buildings and building improvements	24,050,860	20,506,081
Machinery and equipment	43,461,964	37,367,957
Total property, plant and equipment	70,999,925	60,561,707
Less: accumulated depreciation	32,458,661	28,908,379
Net property, plant and equipment	38,541,264	31,653,328
Intangible assets, less accumulated amortization	19,473,228	20,323,031
Goodwill	9,907,657	9,907,657
Operating lease right-of-use asset, net	6,881,026	4,826,088
Total assets	$ 170,998,209	$ 162,170,586
LIABILITIES		
Current liabilities:		
Accounts payable	$ 8,065,633	$ 9,004,876
Operating lease liability - current portion	1,446,133	1,564,243
Current portion of mortgage payable	454,112	436,949
Other accrued liabilities	12,906,119	11,865,533
Total current liabilities	22,871,997	22,871,601
Long-term debt	11,852,786	17,605,567
Mortgage payable, net of current portion	9,431,848	9,868,167
Operating lease liability - non-current portion	5,531,779	3,366,605
Deferred income taxes	3,684,718	1,464,656
Other non-current liabilities	13,972	13,355
Total liabilities	53,387,100	55,189,951
Commitments and contingencies (see note 16)		
STOCKHOLDERS' EQUITY		
Common stock, par value $2.50: 5,351,596 shares issued and 3,806,724 shares outstanding in 2025; 5,299,370 shares issued and 3,754,498 shares outstanding in 2024	13,378,980	13,248,415
Treasury stock, at cost, 1,544,872 shares in 2025 and 2024	(15,995,622)	(15,995,622)
Additional paid-in capital	19,505,989	17,981,156
Accumulated other comprehensive loss	(1,571,280)	(2,751,142)
Retained earnings	102,293,042	94,497,828
Total stockholders' equity	117,611,109	106,980,635
Total liabilities and stockholders' equity	$ 170,998,209	$ 162,170,586

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Outstanding Shares of Common Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances, December 31, 2023	3,645,200	$ 12,966,178	$ (15,995,622)	$ 15,917,781	$ (1,705,587)	$ 86,715,934	$ 97,898,684
Net income						10,022,351	10,022,351
Other comprehensive loss					(1,045,555)		(1,045,555)
Stock compensation expense				2,183,001			2,183,001
Distribution to stockholders ($0.60 per common share)						(2,240,457)	(2,240,457)
Issuance of common stock	71,354	187,377		1,433,860			1,621,237
Cash settlement of stock options				(415,900)			(415,900)
Net share settlement of stock options	37,944	94,860		(1,137,586)			(1,042,726)
Balances, December 31, 2024	3,754,498	13,248,415	(15,995,622)	17,981,156	(2,751,142)	94,497,828	106,980,635
Net income						10,184,421	10,184,421
Other comprehensive income					1,179,862		1,179,862
Stock compensation expense				1,993,758			1,993,758
Distribution to stockholders ($0.63 per common share)						(2,389,207)	(2,389,207)
Issuance of common stock	28,501	71,253		626,278			697,531
Cash settlement of stock options				(680,977)			(680,977)
Net share settlement of stock options	23,725	59,312		(414,226)			(354,914)
Balances, December 31, 2025	3,806,724	$ 13,378,980	$ (15,995,622)	$ 19,505,989	$ (1,571,280)	$ 102,293,042	$ 117,611,109

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,		
		2025		**2024**
Operating activities:				
Net income	$	10,184,421	$	10,022,351
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		3,799,331		3,500,876
Amortization of intangible assets		2,547,383		2,568,349
Stock compensation expense		1,993,758		2,183,001
Deferred income taxes		2,220,062		565,312
Non-cash lease adjustment		(9,790)		(40,373)
Provision for excess and obsolete inventory		306,739		-
Provision for credit losses		14,443		393,945
Amortization of deferred financing costs		29,804		39,738
Change in earnout liability		-		24,481
Changes in operating assets and liabilities				
Accounts receivable		(592,817)		(2,459,450)
Inventories		(3,072,247)		(329,896)
Prepaid expenses and other current assets		937,348		(704,417)
Accounts payable		(1,056,153)		(2,981,506)
Other accrued liabilities		927,167		(807,171)
Total adjustments		8,045,028		1,952,889
Net cash provided by operating activities		18,229,449		11,975,240
Investing activities:				
Purchase of property, plant and equipment		(10,651,913)		(7,148,648)
Acquisition of Schmiedeglut		(1,651,749)		-
Proceeds from sale of business, net of related costs		-		1,100,000
Acquisition of Safety Made		-		(750,000)
Acquisition of Elite First Aid		-		(6,140,519)
Net cash used in investing activities		(12,303,662)		(12,939,167)
Financing activities:				
Net (repayments) borrowings of long-term debt		(5,771,294)		4,476,192
Repayments on mortgage		(430,447)		(413,235)
Distributions to stockholders		(2,343,305)		(2,221,924)
Cash settlement of stock options		(680,977)		(415,900)
Tax paid on net share settlement of stock options		(354,914)		(1,042,726)
Issuance of common stock		697,531		1,621,237
Net cash (used in) provided by financing activities		(8,883,406)		2,003,644
Effect of exchange rate changes		154,905		(186,979)
Net (decrease) increase in cash and cash equivalents and restricted cash		(2,802,714)		852,738
Cash and cash equivalents at beginning of year		6,398,692		5,545,954
Cash and cash equivalents at end of year	$	3,595,978	$	6,398,692
Supplemental cash flow information:				
Cash paid for income taxes	$	560,723	$	2,248,217
Cash paid for interest expense	$	1,572,407	$	1,903,301
Non-cash financing activities				
Dividends accrued not paid	$	609,075	$	563,175

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

The operations of Acme United Corporation (the "Company") consist of three reportable segments. The operations of the Company are structured and evaluated based on geographic location. The three reportable segments operate in the United States (including Asian operations), Canada and Europe. Principal products across all segments are first aid kits and medical products, scissors, shears, knives, and sharpeners, which are sold primarily to wholesale, contract and retail distributors, office supply super stores, mass market retailers, industrial and medical distributors, school supply distributors, drug store retailers, sporting goods stores, hardware chains and wholesale florists.

2. Accounting Policies

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most sensitive and significant accounting estimates relate to customer rebates, valuation allowances for deferred income tax assets, obsolete and slow-moving inventories, potentially uncollectible accounts receivable, intangibles and stock-based compensation. Actual results could differ from those estimates.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned by the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

Translation of Foreign Currency – For foreign operations whose functional currencies are not U.S. dollars, assets and liabilities are translated at rates in effect at the end of the year; revenues and expenses are translated at average rates in effect during the year. Resulting translation adjustments are made directly to accumulated other comprehensive income. Foreign currency transaction gains and losses are recognized in operating results. Included in other income (expense), net were foreign currency transaction losses of $109,174 in 2025 and transaction gains of $79,088 in 2024.

Cash Equivalents – Investments with an original maturity of three months or less, as well as time deposits and certificates of deposit that are readily redeemable at the date of purchase, are considered cash equivalents.

Accounts Receivable – The Company provides an allowance for expected credit losses based upon a review of outstanding accounts receivable, historical collection information and existing economic conditions. The allowance for expected credit losses represents estimated uncollectible accounts receivables associated with potential customer defaults on contractual obligations, usually due to potential insolvencies. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults based on historical experience. The Company actively monitors its accounts receivable balances, and its historical experience of annual accounts receivable write-offs has been negligible. Accounts receivable are shown less an allowance for expected credit losses of $480,736 at December 31, 2025 and $493,705 at December 31, 2024. As of January 1, 2024, accounts receivable, less an allowance for credit losses was $32,603,463.

Allowance for Credit Losses	2025	2024
Beginning balance	$ 493,705	$ 567,015
Provision for credit losses	14,443	393,945
Write-offs	(27,412)	(467,255)
Ending balance	$ 480,736	$ 493,705

Inventories – Inventories are stated at the lower of cost, or net realizable value, determined by the first-in, first-out method for our cutting products. Cost for our first aid and medical products is computed using standard cost, which approximates actual cost on a first in, first out basis.

Property, Plant and Equipment, and Depreciation – Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives of these assets are as follows: buildings and building improvements useful lives range from 10 to 39 years; machinery and equipment useful lives range from 3 to 10 years. The Company tests its property, plant and equipment whenever events or changes in circumstances (triggering event) indicate that its carrying amount may not be recoverable. During 2025 and 2024, there were no triggering events that would indicate its carrying amount may not be recoverable. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives.

Intangible Assets and Goodwill – Intangible assets with finite useful lives are recorded at cost upon acquisition and amortized over the term of the related contract, if any, or useful life, as applicable. Intangible assets held by the Company with finite useful lives include patents and trademarks. Patents and trademarks are amortized over their estimated useful lives. The Company periodically reviews the values recorded for finite lived intangible assets whenever events or changes in circumstances (triggering event) indicate that its carrying amount may not be recoverable. During 2025 and 2024, there were no triggering events that would indicate its carrying amount may not be recoverable. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives. The Company annually reviews goodwill to assess recoverability from future operations whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable. At December 31, 2025 and 2024, the Company assessed the recoverability of its intangible assets and goodwill and believed that there were no events or circumstances present that would require a test of recoverability on those assets. As a result, there was no impairment of the carrying amounts of such assets.

Contingent Consideration - As part of the acquisition of Elite First Aid, Inc., $500,000 of the purchase price was heldback, to be paid to the sellers, contingent on the acquired business meeting certain revenue milestones during any consecutive 12-month period from May 31, 2024 to December 31, 2025. The acquired business did not meet the required milestones within the allowable period; therefore, the contingent amount was not payable. Accordingly, the Company reversed the related $500,000 liability to selling, general and administrative expenses.

Deferred Income Taxes – Deferred income taxes are provided for the differences between the financial statement and tax bases of assets and liabilities, and on operating loss carryovers, using tax rates in effect in years in which the differences are expected to reverse.

Fair Value of Financial Instruments - The Company applies various valuation approaches in determining the fair value of its financial assets and liabilities within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable.

The availability of observable inputs can vary among the various types of financial assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement. Level 3 inputs are applied in determining the fair value of our mortgage payable and long-term debt as disclosed in Note 8.

Financial instruments including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accrued liabilities are considered Level 1 in fair value hierarchy. The amounts reported on the consolidated balance sheets for these financial instruments approximate their fair value due to their relatively short maturities and prevailing interest rates.

Leases – The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. All other leases are recorded on the balance sheet with right-of-use ("ROU") assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease.

ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. As most of the Company's leases do not provide an implicit rate, the present value of lease payments is determined primarily using our incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term on an amount equal to the lease payments in a similar economic environment. Lease arrangements with lease and non-lease components are generally accounted for as a single lease component. The Company's operating lease expense is recognized on a straight-line basis over the lease term.

Revenue Recognition – The Company's revenues result from the sale of goods and reflect the consideration to which the Company expects to be entitled. The Company records revenue based on a five-step model in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"). For its contracts with customers, the Company identifies the performance obligations (goods or services), determines the transaction price, allocates the contract transaction price to the performance obligations, and recognizes the revenue when (or as) the performance obligation is transferred to the customer. A good or service is transferred when (or as) the customer obtains control of that good or service. Depending on the contractual terms of each customer, revenue is recognized either at the time of shipment or upon delivery. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Customer rebates and incentives are earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue. Refer to Note 9 – Revenue from Contracts with Customers, for a more detailed discussion.

Shipping Costs – The costs of shipping product to the Company's customers ($8,271,906 in 2025 and $8,400,878 in 2024) are included in selling, general and administrative expenses.

Advertising Costs – The Company expenses the production costs of advertising the first time that the related advertising takes place. Advertising costs ($1,877,844 in 2025 and $1,508,685 in 2024) are included in selling, general and administrative expenses.

Concentration – The Company performs ongoing credit evaluations of its customers and generally does not require collateral for the extension of credit. Allowances for credit losses are provided and have been within management's expectations. The Company had two customers in 2025 and 2024, that individually exceeded 10% of consolidated net sales. Net sales to these two customers were approximately 13% of consolidated net sales in 2025 and 14% and 13% in 2024. The Company maintains cash balances across multiple financial institutions that are highly rated and considered to have strong creditworthiness. Management believes that the Company is not subject to significant risk of cash concentration.

Recently Issued Accounting Standards

Standards not yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion) included in certain expense captions presented on the face of the income statement. The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on our consolidated financial statements and related disclosures.

Standards Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires additional categories of information about federal, state and foreign income taxes to be included in effective tax rate reconciliation disclosure. Additionally, the newly added categories also apply to the income taxes paid disclosure. Implementation of said additions are subject to quantitative thresholds. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 prospectively. The adoption did not have a material impact on the financial statements.

3. Inventories

Inventories consisted of:

	December 31,			
	2025		**2024**	
Finished goods	$	44,750,429	$	40,074,026
Work in process		305,288		247,260
Materials and supplies		14,795,817		15,933,097
Inventories:	$	59,851,534	$	56,254,383

Inventories are stated net of valuation allowances for slow moving and obsolete inventory of $1,477,849 as of December 31, 2025 and $1,254,121 as of December 31, 2024.

4. Intangible Assets and Goodwill

The Company's intangible assets and goodwill consisted of:

	December 31,			
	2025		**2024**	
Tradename	$	12,909,254	$	11,267,698
Customer List		21,114,198		21,114,198
Non-Compete		1,667,536		1,667,536
Patents		2,271,980		2,271,980
Subtotal	$	37,962,968	$	36,321,412
Less: Accumulated Amortization		18,465,696		15,918,312
Translation Adjustments		(24,044)		(80,069)
Intangible Assets	$	19,473,228	$	20,323,031
Goodwill	$	9,907,657	$	9,907,657
Total:	$	29,380,885	$	30,230,688

Amortization expense for intangible assets for the years ended December 31, 2025 and 2024 were $2,547,383 and $2,568,349, respectively. The estimated aggregate amortization expense for each of the next five years, calculated on a similar basis, is as follows: 2026 - $2,220,266; 2027 - $1,891,897; 2028 - $1,775,230; 2029 - $1,622,696; and 2030 - $1,508,699.

5. Other Accrued Liabilities

The Company's other current and non-current accrued liabilities consisted of:

	December 31,			
	2025		**2024**	
Customer Rebates	$	6,862,962	$	5,872,181
Contingent Liability - Elite		—		500,000
Accrued Compensation		2,949,788		2,388,504
Dividend Payable		609,075		563,175
Other		2,498,266		2,555,028
Total:	$	12,920,091	$	11,878,888

6. Profit Sharing

The Company has a qualified 401k plan covering substantially all of its United States employees. Annual Company contributions to this plan are determined by the Company's Compensation Committee. For the years ended December 31, 2025, the Company contributed 100% of each employee's contributions, up to the first 3% contributed by each employee, and 50% of employee's contributions, for the next 2% of employee contributions. For 2024, the Company contributed 50% of employee's contributions, up to the first 6% contributed by each employee. Total contribution expense under this 401k plan was $674,708 in 2025 and $415,530 in 2024.

7. Income Taxes

The amounts of income tax expense reflected in operations is as follows:

	2025	2024
Current:		
Federal	$ 389,899	$ 1,045,995
State	24,172	175,507
Foreign	299,068	537,654
Total:	$ 713,139	$ 1,759,156
Deferred:		
Federal	$ 1,996,275	$ 480,188
State	223,787	30,714
Total:	2,220,062	510,902
Total Income Tax Expense:	$ 2,933,201	$ 2,270,058

Cash paid during the year for income taxes, net of refunds, are as follows:

	2025
Payments, net of refunds:	
United States, federal	$ —
United States, state	149,475
Canada	181,684
Hong Kong	229,252
Other	312
Total taxes paid	$ 560,723

Difference between the U.S. statutory federal tax rate and the Company's 2025 effective income tax rate presented prospectively in accordance with ASU 2023-09:

	2025	
Federal income taxes at 21% statutory rate	$ 2,754,701	21.0%
State and local taxes, net of federal income tax effect	245,615	1.9%
Nontaxable or nondeductible items	302,532	2.3%
Federal statutory tax rate difference	(122,296)	-0.9%
Tax credit	(247,351)	-1.9%
Provision for income taxes:	$ 2,933,201	22.4%

Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate for periods prior to the adoption of ASU 2023-09 are analyzed below:

	2024
Federal income taxes at 21% statutory rate	$ 2,531,261
State and local taxes, net of federal income tax effect	144,938
Nontaxable or nondeductible items	(349,451)
Federal statutory tax rate difference	(56,690)
Provision for income taxes:	$ 2,270,058

A summary of United States and foreign income before income taxes follows:

	2025	2024
United States	$ 11,153,255	$ 9,225,285
Foreign	1,964,367	3,067,124
Total:	$ 13,117,622	$ 12,292,409

As discussed in Note 10 below, for segment reporting, direct import sales are included in the United States segment. However, the revenues are earned by our Hong Kong subsidiary and related income taxes are paid in Hong Kong whose rate approximates 16.5%. As such, income of the Asian subsidiary is included in the foreign income before taxes.

The following summarizes deferred income tax assets and liabilities:

		2025		2024
Deferred income tax liabilities:				
Property, plant and equipment	$	5,149,663	$	2,620,900
Intangible assets		1,582,202		1,487,297
Other		559,564		887,074
Total deferred tax liabilities		7,291,429		4,995,271
Deferred income tax assets:				
Net operating loss carryover		841,362		915,122
Stock compensation		2,271,260		2,011,200
Asset valuations		1,134,001		1,317,965
Other		201,450		201,450
Total deferred tax assets		4,448,073		4,445,737
Less: valuation allowance		(841,362)		(915,122)
Total deferred tax assets, net		3,606,711		3,530,615
Net deferred income tax liability:	$	3,684,718	$	1,464,656

The gross amount of the net operating loss available as of December 31, 2025 and 2024, with the net operating loss applying to foreign locations, is $2,804,901 and $3,050,406, respectively. These net operating loss carry forwards do not have an expiration date.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal examination for years before 2022, state and local examinations for year before 2021 and foreign examinations before 2022. The Company evaluated its tax positions for each year which remain subject to examination by major tax jurisdictions, in accordance with the requirements of ASC 740 and as a result, concluded no adjustment was necessary.

The Company's evaluation of uncertain tax positions was performed for the tax years ended December 31, 2022 and forward, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2025.

Due to the uncertain nature of the realization of the Company's deferred income tax assets based on past performance of its German subsidiary, the Company has recorded a valuation allowance for the amount of deferred income tax assets which are not expected to be realized. This valuation allowance, all of which is related to deferred tax assets resulting from net operating losses of the Company's German subsidiary of approximately $0.8 million, is subject to periodic review, and, if the allowance is reduced, the tax benefit will be recorded in future operations as a reduction of the Company's tax expense.

8. Long-Term Debt and Stockholders' Equity

Long-term debt consists of (i) borrowings under the Company's revolving loan agreement with HSBC Bank USA, N.A.("HSBC") and (ii) amounts outstanding under the fixed rate mortgage on the Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA. Effective as of June 26, 2025, Acme United Corporation (the "Company") entered into Amendment No. 11 to the Revolving Loan Agreement dated as of April 5, 2012, as amended (the "Loan Agreement"), between the Company and HSBC. Amendment No. 11 extended the scheduled maturity of the $65 million dollar secured revolving credit facility under the Loan Agreement to May 31, 2027. The terms of the Loan Agreement otherwise remain unchanged. The Loan Agreement provides for borrowings of up to $65 million which presently bears interest at Secured Overnight Financing Rate ("SOFR") plus a margin of +1.70%; interest is payable monthly. The Company must pay a facility fee, payable quarterly, in an amount equal to one eighth of one percent (.125%) per annum of the average daily unused portion of the revolving credit line. The facility is intended to provide liquidity for operating activities, growth, acquisitions, dividends and share repurchases. Under the revolving loan agreement, the Company is required to maintain a specific ratio of funded debt to EBITDA, a fixed charge coverage ratio and must have annual net income greater than $0, measured as of the end of each fiscal year. As of December 31, 2025, the Company was in compliance with the covenants under the Loan Agreement as then in effect.

As of December 31, 2025, $11,863,085, excluding net deferred financing cost of $10,299, was outstanding and $53,136,915 was available for borrowing under the Company's revolving loan agreement.

The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. at a fixed interest rate of 3.8%. The Company entered into the agreement on December 1, 2021. Commencing on January 1, 2022, payments of principal and interest are due monthly, with all amounts outstanding due on maturity on December 1, 2031. Long-term debt associated with the mortgage consisted of the following at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Mortgage payable - HSBC Bank N.A.	$ 9,975,587	$ 10,409,797
Less debt issuance costs	(89,627)	(104,681)
	9,885,960	10,305,116
Less current maturities	454,112	436,949
Long-term mortgage payable less current maturities	$ 9,431,848	$ 9,868,167

Minimum annual mortgage payments are due as follows: 2026 - $454,112; 2027 - $471,948; 2028 - $489,510; 2029 - $509,713; 2030 - $529,733 and thereafter - $7,520,571.

As of December 31, 2025, the Company has pledged certain assets as collateral for its debt obligations under its revolving loan agreement with HSBC Bank, N.A. The collateral consists of all inventory, property, plant, equipment, and accounts receivable. The Company believes that the collateral provided is sufficient to secure the related debt.

The carrying value of the Company's bank debt is a reasonable estimate of fair value, which uses Level 3 inputs, because of the nature of its payment terms and maturity.

On November 14, 2019, the Company announced a Common Stock repurchase program of up to a total of 200,000 shares. The program does not have an expiration date. During the years ended December 31, 2025 and 2024, the Company did not repurchase any shares of its Common Stock. As of December 31, 2025, a total of 160,365 shares may be purchased in the future under the repurchase program.

9. Revenue from Contracts with Customers

Nature of Goods and Services

The Company recognizes revenue from the sales of a broad line of products that are grouped into two main categories: (i) first aid and medical; and (ii) cutting, sharpening and measuring. The first aid and medical category includes first aid kits and refills and a variety of safety products. The cutting and sharpening category includes scissors, knives, paper trimmers, pencil sharpeners and other sharpening tools. Revenue recognition is evaluated through the following five steps: (i) identification of the contract or contracts with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

When Performance Obligations Are Satisfied

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is generated by the sale of the Company's products to its customers. Sales contracts (purchase orders) generally have a single performance obligation that is satisfied at a point in time, with shipment or delivery, depending on the terms of the underlying contract. Revenue is measured based on the consideration specified in the contract. The amount of consideration we receive and revenue we recognize is impacted by incentives ("customer rebates"), including sales rebates, which are generally tied to sales volume levels, in-store promotional allowances, shared media and customer catalogue allowances and other cooperative advertising arrangements; freight allowance programs offered to our customers; and allowance for returns and discounts. The Company generally recognizes customer rebate costs as a deduction to gross sales at the time that the associated revenue is recognized.

Significant Payment Terms

Payment terms for each customer are dependent on the agreed upon contractual repayment terms. The repayment terms are typically between 30 and 90 days, but they vary dependent on the size of the customer and its risk profile to the Company. Some customers receive discounts for early payment.

Product Returns

The Company accepts product returns in the normal course of business. The Company estimates reserves for returns and the related refunds to customers based on historical experience. Reserves for returned merchandise are included as a component of "Accounts receivables" in the consolidated balance sheets.

Practical Expedient Usage and Accounting Policy Elections

For the Company's contracts that have an original duration of one year or less, the Company uses the practical expedient in ASC 606-10-32-18 applicable to such contracts and accordingly, does not consider the time value of money in relation to significant financing components. The effect of applying this practical expedient election did not have an impact on the Company's consolidated financial statements.

Per ASC 606-10-25-18B, the Company has elected to account for shipping and handling activities that occur after the customer has obtained control as a fulfillment activity instead of a performance obligation. Furthermore, shipping and handling activities performed before transfer of control of the product also do not constitute a separate and distinct performance obligation.

The Company has elected to exclude from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

Applying the practical expedient in ASC 340-40-25-4 – *Other Assets and Deferred Costs*, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred. These costs are included in "Selling, general and administrative expenses."

Disaggregation of Revenues

The following table represents external net sales disaggregated by product category, by segment:

For the twelve months ended December 31, 2025
(amounts in 000's)

	United States	Canada	Europe	Total
First Aid and Safety	$ 116,877	$ 11,306	$ 1,407	$ 129,590
Cutting and Sharpening	48,266	3,822	14,864	66,952
Total Net Sales	**$ 165,143**	**$ 15,128**	**$ 16,271**	**$ 196,542**

For the twelve months ended December 31, 2024

	United States	Canada	Europe	Total
First Aid and Safety	$ 109,142	$ 8,890	$ 1,244	$ 119,276
Cutting and Sharpening	57,010	4,371	13,833	75,214
Total Net Sales	**$ 166,152**	**$ 13,261**	**$ 15,077**	**$ 194,490**

10. Segment Information

The Company aligns its businesses into three reportable business segments based on geographical location. This segment structure reflects (i) the manner in which the Chief Operating Decision Maker ("CODM"), who is the Company's Chief Executive Officer, regularly assesses information for decision-making purposes, including the allocation of resources, and (ii) how the Company operates its businesses, assesses performance, and communicates results and strategy, among other items, to the Board and its stockholders.

The Company's reportable business segments consist of: (1) United States; (2) Canada; and (3) Europe. As described below, the activities of the Company's Asian operations are closely linked to those of the U.S. operations; accordingly, the Company's CODM reviews the financial results of both on a consolidated basis, and the results of the Asian operations have been aggregated with the results of the United States operations to form one reportable segment called the "United States segment" or "U.S. segment". Each reportable segment derives its revenue from the sales of i) first aid and medical products and ii) cutting and sharpening tools to school, home, office, hardware, sporting and industrial markets.

The Company's CODM evaluates the performance of each operating segment based on segment revenues and operating income. Segment revenues are defined as total revenues, excluding inter-segment revenue. Segment operating earnings are defined as segment revenues, less cost of goods sold and operating expenses. Assets are reviewed by the CODM on a consolidated basis and therefore are not presented by reportable business segment.

The following table sets forth certain financial data by segment for the years ended December 31, 2025 and 2024:
Financial data by segment:

(000's omitted)

For the twelve months ended December 31, 2025
(amounts in 000's)

	United States		Canada		Europe		Total	
Net Sales	$	165,143	$	15,128	$	16,271	$	196,542
Less: Segment cost of sales		99,798		9,189		10,144		119,131
Less: Segment selling, general, and administrative expenses		51,983		4,916		5,787		62,686
Segment operating income	$	13,362	$	1,023	$	340	$	14,725
Interest expense								(1,683)
Interest income								123
Other income, net								(47)
Income before income taxes							$	13,118
Assets		147,573		10,520		12,905		170,998
Additions to property, plant and equipment		10,593		30		29		10,652
Depreciation and amortization		6,105		137		105		6,347

For the twelve months ended December 31, 2024
(amounts in 000's)

	United States		Canada		Europe		Total	
Net Sales	$	166,152	$	13,261	$	15,077	$	194,490
Less: Segment cost of sales		100,092		8,294		9,753		118,139
Less: Segment selling, general, and administrative expenses		52,815		4,269		5,127		62,211
Segment operating income	$	13,245	$	698	$	197	$	14,140
Interest expense								(2,083)
Interest income								141
Other (expense), net								95
Income before income taxes							$	12,293
Assets		143,538		9,677		8,956		162,171
Additions to property, plant and equipment		6,866		197		85		7,148
Depreciation and amortization		5,663		350		56		6,069

The table below presents revenue by geographic area. Revenues are attributed to countries based on location of the customer.
(000's omitted)

Revenues	2025		2024	
United States	$	164,071	$	165,080
International:				
Canada		15,128		13,261
Europe		16,271		15,077
Other		1,072		1,072
Total International	$	32,471	$	29,410
Total Revenues	$	196,542	$	194,490

The table below presents long-lived assets by geographic area. Long-lived assets are attributed to countries based on location of the asset. *(000's omitted)*

Long-lived assets	2025	2024
United States	$ 69,604	$ 62,499
International:		
Canada	3,311	3,814
Europe	1,828	266
Other	60	130
Total International	$ 5,199	$ 4,210
Total Long-lived assets	$ 74,803	$ 66,709

11. Stock Option Plans

The Company grants stock options under the 2022 Employee Stock Option Plan (the "2022 Employee Plan") and under the 2017 Non-Salaried Director Stock Option Plan (the "2017 Director Plan"). The Company also has one plan under which the Company no longer grants options but under which certain options remain outstanding: the 2012 Employee Stock Option Plan (the "2012 Employee Plan").

The 2022 Employee Plan, which was approved by the stockholders of the Company at the April 20, 2022, Annual Meeting, provides for the issuance of incentive and non-qualified stock options at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The terms of the options granted are subject to the provisions of the 2022 Employee Plan. Options granted under the 2022 Employee Plan vest 25% one day after the first anniversary of the grant date and 25% one day after each of the next three anniversaries. As of December 31, 2025, the number of shares available for grant under the 2022 Employee Plan is 85,375. Under the terms of the 2022 Employee Plan, no option may be granted under that plan after the tenth anniversary of the adoption of the plan.

The 2012 Employee Plan, which became effective April 23, 2012, provides for the issuance of incentive and non-qualified stock options at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The terms of the options granted are subject to the provisions of the 2012 Employee Plan. Options granted under the 2012 Employee Plan vest 25% one day after the first anniversary of the grant date and 25% one day after each of the next three anniversaries. Under the terms of the 2012 Employee Plan, no option may be granted under that plan after the tenth anniversary of the adoption of the plan.

The 2017 Director Plan provides for the issuance of stock options for up to a total of 50,000 shares of the Company's common stock to non-salaried directors. Under the 2017 Director Plan, Directors elected after the effective date and at subsequent Annual Meetings who have not received any prior grants under the plan or previous plans shall receive an initial grant of an option to purchase 5,000 shares of Common Stock (the "Initial Option"). Each year, each elected non-salaried Director not receiving an Initial Option will receive an option to purchase 5,000 shares of Common Stock (the "Annual Option"). The Initial Option vests 25% on the date of grant and 25% on the anniversary of the grant date in each of the following 3 years. Each Annual Option becomes fully exercisable one day after the date of grant. The exercise price of each option granted equals the fair market value of the Common Stock on the date the option is granted and expires ten (10) years from the date of grant. The 2017 Director Plan provides that the Board of Directors has the authority to increase or decrease the number of shares of Common Stock which are the subject of the annual or initial option grants to directors. No options may be granted under the 2017 Director Plan after the tenth anniversary of the adoption of the Plan, i.e., after April 24, 2027. As of December 31, 2025, there were 25,000 shares available for grant under the 2017 Director Plan.

The Company's stock option plans for both employees and directors permit options to be exercised on a net basis and receive either cash or shares of the Company's Common Stock. Specifically, optionees may, at the time of exercise of an option and subject to the consent of the Company, elect either (i) to receive from the Company cash in an amount equal to the number of shares of Common Stock subject to the option (or portion thereof) that is being exercised multiplied by the excess of (a) the fair market value per share over (b) the exercise price per share of the option (a "net cash settlement"); or (ii) to make payment of the exercise price of the option by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such option by the number of shares having an aggregate fair market value equal to the total exercise price of the option (or portion thereof). In 2025 and 2024, the Company paid a total of approximately $680,977 and $415,900 respectively, to optionees who had elected a net cash settlement of their respective share options. In 2025 and 2024, the Company issued 23,725 and 37,944 shares, respectively, to optionees who had elected a net share settlement.

A summary of changes in options issued under the Company's stock option plans follows:

	2025	2024
Options outstanding at the beginning of the year	1,403,090	1,598,761
Options granted	113,500	37,500
Options forfeited	(5,437)	(10,500)
Options exercised	(141,251)	(222,671)
Options outstanding at the end of the year	1,369,902	1,403,090
Options exercisable at the end of the year	1,140,156	1,126,972
Common stock available for future grants at the end of the year	110,375	223,875
Weighted average exercise price per share:		
Granted	$ 40.91	$ 38.26
Forfeited	30.05	31.63
Exercised	23.58	21.87
Outstanding	29.33	27.82
Exercisable	28.12	26.61

A summary of options outstanding as December 31, 2025 is as follows:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price
$19.23 to $22.86	285,954	3	$	21.52	285,954	$ 21.52
$22.87 to $24.03	263,512	4		23.44	263,512	23.44
$24.04 to $29.91	241,187	4		27.31	208,941	27.00
$29.92 to $38.09	255,124	7		32.51	158,624	32.88
$38.10 to $39.56	324,125	7		40.03	223,125	39.78
	1,369,902				1,140,156	

The weighted average remaining contractual life of all outstanding stock options is 5 years.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of employee and non-employee director stock options. The determination of the fair value of stock-based payment awards on the date of grant, using an option-pricing model, is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's Common Stock price over the expected term ("volatility") and the number of options that will not fully vest in accordance with applicable vesting requirements ("forfeitures").

The Company estimates the expected term of options granted by evaluating various factors, including the vesting period, historical employee information, as well as current and historical stock prices and market conditions. The Company estimates the volatility of its common stock by calculating historical volatility based on the closing stock price on the last day of each of the 84 months leading up to the month the option was granted. The risk-free interest rate that the Company uses in the option valuation model is the interest rate on U.S. Treasury zero-coupon bond issues with remaining terms similar to the expected term of the options granted. Historical information was the basis for calculating the dividend yield. The Company is required to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company used a mix of historical data and future assumptions to estimate pre-vesting option forfeitures and to record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized over the requisite service periods of the awards, which are generally the vesting periods.

The assumptions used to value option grants for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Expected life in years	7	7
Interest rate	4.14%	3.85%
Volatility	0.448	0.455
Dividend yield	1.5%	1.5%

Total stock-based compensation recognized in the Company's consolidated statements of operations for the years ended December 31, 2025 and 2024 were $1,993,758 and $2,183,001, respectively. At December 31, 2025, there was approximately $2,512,218 of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based payments granted to the Company's employees. As of December 31, 2025, the remaining unamortized expense is expected to be recognized over a weighted average period of 3 years.

The weighted average fair value at the date of grant for options granted during 2025 and 2024 was $18.34 and $17.16 per option, respectively. The aggregate intrinsic value of outstanding options was $12,548,823 and $13,865,264 at December 31, 2025 and 2024, respectively. The aggregate intrinsic value of exercisable options was $11,673,913 and $12,455,936 at December 31, 2025 and 2024, respectively. The aggregate intrinsic value of options exercised during 2025 and 2024 was $2,497,556 and $4,430,260, respectively.

A summary of the status of the Company's non-vested options as of December 31, 2025 and 2024 follows:

For the twelve months ended December 31, 2025

	Number of Awards	Weighted Average Grant Date Fair Value	
Unvested Outstanding, beginning of year	276,118	$	12.91
Granted	113,500		18.34
Cancelled/Forfeited	(3,813)		12.00
Vested, outstanding shares	(156,059)		13.47
Unvested Outstanding, end of year	229,746	$	15.23

For the twelve months ended December 31, 2024

	Number of Awards	Weighted Average Grant Date Fair Value	
Unvested Outstanding, beginning of year	460,055	$	11.81
Granted	37,500		17.16
Cancelled/Forfeited	(8,875)		12.00
Vested, outstanding shares	(212,562)		11.31
Unvested Outstanding, end of year	276,118	$	12.91

12. Earnings Per Share

The calculation of earnings per share is as follows:

	2025	2024
Numerator:		
Net income	$ 10,184,421	$ 10,022,351
Denominator:		
Denominator for basic earnings per share:		
Weighted average shares outstanding	3,787,284	3,700,568
Effect of diluted employee stock options	299,792	397,981
Denominator for dilutive earnings per share	4,087,076	4,098,549
Basic earnings per share	$ 2.69	$ 2.71
Diluted earnings per share	$ 2.49	$ 2.45

For 2025 324,125 stock options were excluded from diluted earnings per share calculations because they would have been anti-dilutive. In 2024, all outstanding options were included in the calculation of diluted shares.

13. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss follow:

	Foreign currency translation adjustment
Balances, December 31, 2023	$ (1,705,587)
Translation adjustment	(1,045,555)
Balances, December 31, 2024	$ (2,751,142)
Translation adjustment	1,179,862
Balances, December 31, 2025	$ (1,571,280)

14. Leases

The Company has operating leases for office and warehouse space and equipment under various arrangements which provide the right to use the underlying asset and require lease payments for the lease term. The Company's lease portfolio consists of operating leases which expire at various dates through 2033.

Certain of the Company's lease arrangements contain renewal provisions, exercisable at the Company's option. The probability of renewal is not reasonably certain and therefore not included in ROU assets and lease liabilities. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease cost was $1.8 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, $0.8 million and $0.7 million, respectively, was included in cost of goods sold and $1.0 million, respectively, was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Information related to leases (dollars in 000's):

	Year ended December 31, 2025		Year ended December 31, 2024	
Operating cash flow information:				
Operating lease cost	$	1,765	$	1,723
Operating lease - cash flow	$	1,773	$	1,763
Non-cash activity:				
ROU assets obtained in exchange for lease liabilities	$	3,537	$	4,632

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	5.2 years	3.6
Weighted-average discount rate	7%	7%

Future minimum lease payments under non-cancellable leases as of December 31, 2025:
(dollars in 000's):

2026	$	1,836
2027		1,680
2028		1,709
2029		997
2030		639
Thereafter		1,438
Total future minimum lease payments	$	8,299
Less: imputed interest		(1,323)
Present value of lease liabilities - current		1,446
Present value of lease liabilities - non-current	$	5,532

15. Business Combinations

On May 23, 2024, the Company acquired certain assets of Elite First Aid, Inc ("Elite First Aid"). Based in Wake Forest, NC, Elite First Aid is a leading supplier of tactical, trauma and emergency medical products.

The fair value of consideration transferred is as follows:
(dollars in 000's):

Cash	$	6,141
Contingent consideration	$	500
Holdback	$	500
Total	$	7,141

The purchase price was allocated to assets acquired as follows (in thousands):

Assets:		
Accounts Receivable	$	113
Inventory		1,127
Prepaid Expense		212
Intangible Assets		
Customer list		2,290
Tradename		1,260
Non-Compete		420
Goodwill		1,719
Total assets	$	7,141

The acquisition was accounted for as a business combination, pursuant to ASC 805 – *Business Combinations*. All assets acquired in the acquisition are included in the Company's United States operating segment. Intangible assets include Customer List, Trade Names, Non-Compete Agreements, and Goodwill, and each were recorded at fair value as of the acquisition date using Level 3 inputs. The useful lives of the identified intangible assets range from 5 years to 15 years. The non-compete has an estimated useful life of 5 years. The tradename and customer list both have 15-year estimated useful lives. The weighted average amortization period of intangibles acquired during the year is 13 years. The excess purchase price over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to expanded market opportunities for emergency response products. All goodwill is deductible for tax purposes.

The purchase price for the assets was $7,141,000. At closing, the Company paid $6,141,000 to Elite First Aid; the balance of the purchase price, $1,000,000, is subject to holdbacks as follows: (a) $500,000, the payment of which is contingent upon certain revenue milestones during any consecutive 12-month period from May 31, 2024 to December 31, 2025; and (b) $500,000, which is subject to a 13-month holdback as a non-exclusive source of recovery primarily to satisfy indemnification claims under the Asset Purchase Agreement. The acquired business did not meet the required milestones within the allowable period; therefore, the contingent amount was not payable. Accordingly, the Company reversed the related $500,000 liability.

Management has determined that providing supplemental pro forma financial information reflecting the combined results of operations as if the acquisition had occurred at the beginning of the prior period is not required, as the impact on the Company's financial position and results of operations is not significant.

The results of Elite First Aid have been included in the Company's consolidated financial statements from the acquisition date forward, with no material impact on reported revenue or net income.

On October 1, 2025, the Company's German subsidiary acquired the cutting and sharpening lines of business from Schmiedeglut GmbH for approximately $1.6 million.

Management has determined that providing supplemental pro forma financial information reflecting the combined results of operations as if the acquisition had occurred at the beginning of the prior period is not required, as the impact on the Company's financial position and results of operations is not significant.

The results of Schmiedeglut have been included in the Company's consolidated financial statements from the acquisition date forward, with no material impact on reported revenue or net income.

16. Commitments and Contingencies

There are no pending material legal proceedings to which the Company is a party, or, to the actual knowledge of the Company, contemplated by any governmental authority.

17. Subsequent Event

On January 15, 2026, the Company announced that it had acquired the assets of SLED Distribution, LLC. (d/b/a "My Medic"), a leading supplier of tactical, trauma and emergency response products, primarily in the direct-to-consumer channel. My Medic is based in Utah.

The purchase price of the acquisition was $18.7 million. At closing, the Company paid $14.6 million to My Medic. The $4.1 million balance of the purchase price is subject to holdbacks as follows: (a) $1,000,000, the payment of which is contingent upon certain revenue milestones during the twelve months ended December 31, 2027; and (b) $3.1 million, which is subject to a holdback as a non-exclusive source of recovery primarily to satisfy indemnification claims which may be made under the Asset Purchase Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Acme United Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Acme United Corporation and Subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements").

In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 11, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/CBIZ CPA's P.C.
CBIZ CPAs P.C.

We have served as the Company's auditor since 2008; such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024.

Hartford, Connecticut
March 11, 2026

PCAOB Firm ID #199

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders and Board of Directors of
Acme United Corporation

Opinion on Internal Control over Financial Reporting

We have audited Acme United Corporation and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet as of December 31, 2025 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows and the related notes (collectively referred to as the "financial statements") for the year ended December 31, 2025 of the Company, and our report dated March 11, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ CBIZ CPA's P.C.
CBIZ CPAs P.C.

Hartford, Connecticut
March 11, 2026

To the Stockholders and Board of Directors of
Acme United Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Acme United Corporation and Subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the 2024 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 6, 2025, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combination

As described in Note 16 to the Company's financial statements, on May 23, 2024, the Company acquired Elite First Aid, Inc. in a business combination for the purchase price of $7,141,000. Management applied significant judgment in estimating the fair value of certain intangible assets. Changes to the underlying valuation of the customer relationship intangible asset could have a material impact on the financial statements. We identified the valuation of the customer relationship intangible asset as a critical audit matter. The significant estimation was primarily due to the complexity of the valuation model used to measure the fair value as well as the sensitivity of the respective fair value to the underlying significant assumption. The significant assumption used to estimate the fair value of the customer relationship intangible asset is the estimated revenue growth rate. Auditing this significant assumption led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the significant assumption.

How We Addressed the Matter in Our Audit

Our audit procedures related to the business combination include the following, amongst others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the business combination and over the determination of the purchase price allocation. We considered the results of our tests of controls in our audit procedures.
- To test the acquisition and the underlying valuation of the customer relationship intangible asset, our audit procedures included, among others, evaluating the Company's selection of the valuation methodology, evaluating the method and significant assumptions used by the Company's valuation specialist, and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates.
- We involved our valuation specialists to assist with our evaluation of the methodology used by the Company.
- We audited the assumption of revenue growth rates as follows: a) tested the first year of Elite First Aid, Inc.'s revenue projection by auditing its revenue that the Company recognized from the acquisition date through December 31, 2024; b) compared the assumption to both industry and comparable companies historical revenue and growth rates; and c) compared the assumption to the Company's historical revenue and growth rates.

/s/ Marcum LLP

We have served as the Company's auditor from 2008 through 2025.

Boston, Massachusetts
March 6, 2025

PCAOB Firm ID #688

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants related to accounting and financial disclosures in 2025.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934) as of December 31, 2025. Based on and as of the time of such evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that the financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management's Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP"). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by the board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

CBIZ, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, is included above under the heading Report of Independent Registered Public Accounting Firm.

Remediation

As previously reported, during the year ended December 31, 2024, management identified a material weakness in the Company's internal control over financial reporting (ICFR) related to ineffective Information Technology General Controls (ITGCs) over logical security and privileged access management for a financially relevant system.

During a period of time in the fourth quarter of 2024, and prior to year end, the controls for modification of access, user recertification and privileged access controls over the respective financially relevant system were not operating effectively to ensure that users maintained proper segregation of duties. Specifically, one individual was given privileged access rights for the purpose of conducting maintenance on user access. Accordingly, this could have resulted in users having inappropriate access rights, leading to other ITGCs, automated process-level controls, and manual controls that are dependent upon the information derived from such financially relevant system to be ineffective.

In response to the material weakness identified above, the Company implemented changes to its internal control over financial reporting. The changes included removing the privileged access for the one individual identified as well as further limiting users with privileged access to ensure proper segregation of duties. As a result, the Company concluded that the controls were appropriately designed and operating effectively and have concluded that the material weakness has been remediated as of December 31, 2025.

Inherent Limitation on Effectiveness of Controls

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by the board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting.

Except for factors pertaining to the remediation of the material weakness identified above, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2025, to which this report relates, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding Directors, Executive Officers and Corporate Governance is incorporated herein by reference to the section entitled "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2026 Annual Meeting of Shareholders.

Code of Conduct

The Company has adopted a Code of Conduct that is applicable to its employees, including the Chief Executive Officer, Chief Financial Officer and Controller. The Code of Conduct is available in the investor relations section on the Company's website at www.acmeunited.com.

If the Company makes any substantive amendments to the Code of Conduct which apply to its Chief Executive Officer, Chief Financial Officer or Controller, or grants any waiver, including any implicit waiver, from a provision of the Code of Conduct to the Company's executive officers, the Company will disclose the nature of the amendment or waiver on its website.

Information regarding compliance with Section 16(a) beneficial ownership reporting requirements and certain corporate governance matters is incorporated herein by reference to the sections entitled (i) "Compliance with Section 16(a) of the Securities Exchange Act of 1934", (ii) "Nominations for Directors", and (iii) "Audit Committee" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with its 2026 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to the section entitled "Executive Compensation" contained in the Company's Proxy Statement to be filed with the SEC in connection with the Company's 2026 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners, directors and executive officers is incorporated herein by reference to the information in the section entitled "Security Ownership of Directors and Officers" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2026 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated herein by reference to the information in the section entitled "Certain Relationships and Related Transactions" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2026 Annual Meeting of Shareholders.

Information regarding director independence is incorporated herein by reference to the section entitled "Independence Determinations" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2026 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

Information regarding principal accountant fees and services is incorporated herein by reference to the section entitled "Fees to Auditors" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2026 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

- Consolidated Balance Sheets
- Consolidated Statements of Operations
- Consolidated Statements of Changes in Stockholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm
- Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

(a)(2) Financial Statement Schedules

- Schedules other than those listed above have been omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a)(3) The exhibits listed under Item 15(b) are filed or incorporated by reference herein.

(b) Exhibits.

The exhibits listed below are filed as part of this Annual Report on Form 10-K. Certain of the exhibits, as indicated, have been previously filed and are incorporated herein by reference.

Exhibit No.	Identification of Exhibit
3(i)	Re-Stated Certificate of Incorporation July 1, 2005 (2)
3(ii)	Bylaws (4)
4	Specimen of Common Stock certificate (18) (p)
4(vi)	Description of Common Stock (18)
10.4	Severance Pay Plan dated September 28, 2004* (14)
10.5(a)	Salary Continuation Plan dated September 28, 2004, as amended (3)*
10.7	2017 Non-Salaried Director Stock Option Plan (8)
10.8	Deferred Compensation Plan dated October 2, 2007* (15)
10.9(a)	2012 Acme United Employee Stock Option Plan (10)
10.9(b)	Amendment to the 2012 Acme United Employee Stock Option Plan* (11)
10.10(a)	Revolving Loan Agreement with HSBC, dated April 5, 2012 (12)
10.10(b)	Amendment No. 1 to Revolving Loan Agreement with HSBC (13)
10.10(c)	Amended and restated secured revolving note (13)
10.10(d)	Amendment No. 2 to Revolving Loan Agreement with HSBC dated October 2013 (14)
10.10(e)	Amendment No. 4 to Revolving Loan Agreement with HSBC dated May 6, 2016 (11)
10.10(f)	Second amended and restated secured revolving note (11)
10.10(g)	Amendment No. 5 to Revolving Loan Agreement with HSBC dated January 2017 (15)
10.10(h)	Amendment No. 6 to Revolving Loan Agreement with HSBC dated March 2018 (19)
10.10(i)	Amendment No. 7 to Revolving Loan Agreement with HSBC dated March 2018 (19)
10.10(j)	Amendment No. 8 to Revolving Loan Agreement with HSBC dated March 2018 (19)
10.10(j)	Amendment No. 9 to Revolving Loan Agreement with HSBC dated November 2022 (20)
10.11	Change in Control Plan as amended dated February 24, 2011* (16)
19	Insider Trading Policy

21	Subsidiaries of the Registrant
23.1	Consent of CBIZ CPA's P.C., Independent Registered Public Accounting Firm
23.2	Consent of Marcum LLP., Independent Registered Public Accounting Firm
31.1	Certification of Walter Johnsen pursuant to Rule 13a-14(a) and 15d-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Paul Driscoll pursuant to Rule 13a-14(a) and 15d-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Walter Johnsen pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Paul Driscoll pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, has been formatted in Inline XBRL.

* Indicates a management contract or a compensatory plan or arrangement

(1) Previously filed as an Exhibit to the Company's Form 8-K/A filed on August 19, 2014.

(2) Previously filed in the Company's Form 8-K filed on July 8, 2005.

(3) Previously filed in the Company's Form 8-K filed on February 9, 2005.

(4) Previously filed in the Company's Form 8-K filed on March 3, 2006.

(5) Previously filed in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders.

(6) Previously filed in the Company's Form 8-K filed on December 21, 2010.

(7) Previously filed as an exhibit to the Company's Form 10-K filed on March 17, 2005.

(8) Previously filed as an exhibit to the Company's Proxy Statement filed on March 22, 2017.

(9) Previously filed as an exhibit to the Company's Form 10-K filed on March 12, 2008.

(10) Previously filed as an exhibit to the Company's Form 10-Q filed on August 14, 2012.

(11) Previously filed as an exhibit to the Company's Form 10-Q filed on May 13, 2016.

(12) Previously filed as an exhibit to the Company's Form 10-Q filed on May 14, 2012.

(13) Previously filed as an exhibit to the Company's Form 10-Q filed on May 10, 2013.

(14) Previously filed as an exhibit to the Company's Form 10-K filed on March 6, 2014.

(15) Previously filed as an exhibit to the Company's Form 10-Q filed on August 4, 2017.

(16) Previously filed as an exhibit to the Company's Form 10-K filed on March 11, 2011.

(17) Previously filed as an exhibit to the Company's Form 10-K filed in 1971.

(18) Previously filed as an exhibit to the Company's Form 10-K filed on March 31, 2021.

(19) Previously filed as an exhibit to the Company's Form 10-Q filed on August 8, 2022.

(20) Previously filed as an exhibit to the Company's Form 10-Q filed on November 9, 2022.

Item 16. Form 10-K Summary

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 2026.

ACME UNITED CORPORATION

(Registrant)

Signatures:	Titles:
/s/ Walter C. Johnsen	
Walter C. Johnsen	Chairman and Chief Executive Officer
/s/ Brian S. Olschan	
Brian S. Olschan	President, Chief Operating Officer and Director
/s/ Paul G. Driscoll	
Paul G. Driscoll	Vice President, Chief Financial Officer, Secretary and Treasurer
/s/ Rex Davidson	
Rex Davidson	Director
/s/ Richmond Y. Holden, Jr.	
Richmond Y. Holden, Jr.	Director
/s/ Susan H. Murphy	
Susan H. Murphy	Director
/s/ Brian K. Barker	
Brian K. Barker	Director
/s/ Paul Conway	Director
Paul Conway	

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Officers

Walter C. Johnsen
Chairman of the Board and Chief Executive Officer

Brian S. Olschan
President, Chief Operating Officer and Director

Paul G. Driscoll
Vice President and Chief Financial Officer

Board of Directors

Walter C. Johnsen
Chairman of the Board and Chief Executive Officer, Acme United Corporation

Brian S. Olschan
President, Chief Operating Officer and Director, Acme United Corporation

Rex L. Davidson
Director

Richmond Y. Holden, Jr.
Director

Susan H. Murphy
Director

Brian K. Barker
Director

Paul J. Conway
Director

Key Management

Lisa Apostol, *Vice President and General Manager, Westcott*

Georg Bettin, *Managing Director, Europe*

Richard Constantine,
Vice President and General Manager, DMT

Anne Cusick, *Vice President of Sales*

Michael Donigian,
Vice President of Sales, Hardware and Sporting Goods

William Dossmann, *Vice President and Chief Information Officer*

Scott Dow, *Vice President of Sales, Retail*

Janice Fowler, *Vice President and General Manager, First Aid*

Kellie Heard, *Vice President of Sales*

John Hickey, *Vice President of Operations and Supply Chain*

Ian Moreau, *Vice President of Sales, Industrial*

Y.B. Pek, *Senior Vice President and General Manager, Asia Pacific*

Patrick Smeraldi, *Vice President of Information Technology*

Scott Torreso, *Vice President and Controller*

John Ward, *General Manager, Canada*

More Information

Corporate Office

Acme United Corporation

1 Waterview Drive

Shelton, CT 06484

USA

Transfer Agent

Equiniti Trust Company, LLC ("EQ")

48 Wall Street, Floor 23

New York, NY 10005

USA

Counsel

Brody Wilkinson PC

Southport, CT

USA

Stock Listing

NYSE American

Symbol: ACU

Auditor

CBIZ, CPAs, P.C,

Hartford, CT USA

Annual Meeting

Will be held virtually at 11:00 am on

Monday, April 27, 2026

www.virtualshareholdermeeting.com/ACU2026























WESTCOTT
Since 1872®

Clauss®
SINCE 1877

PAC-KIT®
FIRST AID

Physicians CARE®

FIRST AID ONLY®

DMT®

SPILL MAGIC

FIRST AID™
CENTRAL

MED NAP

SAFETY MADE

MY MEDIC®

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